Exhibit 99.2

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Annual Report 2024

(January 1 – December 31)

Adopted at the Annual General Meeting of Shareholders on May 27, 2025.

Lars Lüthjohan Jensen

Chairman of the General Meeting

Contents

Company Information	3

Statement by Management on the Annual Report	4

Independent Auditor’s Report	5

Management Commentary	8

Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31	37

Statements of Financial Position as of December 31	38

Statements of Changes in Equity - Group	40

Statements of Changes in Equity - Parent	41

Cash Flow Statements for the Years Ended December 31	42

Notes to the Financial Statements	43

Company Information	3

Company Information

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Registered in: Gentofte

Phone: +45 70 22 22 44

Internet: www.ascendispharma.com

E-mail: info@ascendispharma.com

Board of Directors

Albert Cha, Chairman

Lisa Jane Morrison

William Carl Fairey Jr.

Lars Holtug

Siham Imani

Jan Møller Mikkelsen

Executive Board

Jan Møller Mikkelsen, Chief Executive Officer

Michael Wolff Jensen, Chief Legal Officer

Scott Thomas Smith, Chief Financial Officer

Anni Lotte Kirstine Pedersen, Chief Administration Officer

External Auditors

Deloitte Statsautoriseret Revisionspartnerselskab

Weidekampsgade 6

DK-2300 Copenhagen S

Statement by Management on the Annual Report	4

Statement by Management on the Annual Report

The Board of Directors and the Executive Board have today considered and approved the annual report of Ascendis Pharma A/S for the financial year January 1 to December 31, 2024.

The annual report is presented in accordance with the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). The financial statements include additional disclosures for reporting class C large sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2024, and of their financial performance and cash flows for the financial year January 1 to December 31, 2024.

We believe that the management commentary contains a fair review of the affairs and conditions referred to therein.

We recommend the annual report for adoption at the Annual General Meeting.

Hellerup, February 12, 2025

Executive Board

Jan Møller Mikkelsen	Scott Thomas Smith
Chief Executive Officer	Chief Financial Officer

Michael Wolff Jensen	Anni Lotte Kirstine Pedersen
Chief Legal Officer	Chief Administration Officer

Board of Directors

Albert Cha Chairman	William Carl Fairey Jr.	Lisa Jane Morrison

Siham Imani	Lars Holtug	Jan Møller Mikkelsen

Independent Auditor’s Report	5

Independent Auditor’s Report

To the shareholders of Ascendis Pharma A/S

Opinion

We have audited the consolidated financial statements and the parent financial statements of Ascendis Pharma A/S for the financial year January 1 to December 31, 2024, which comprise statements of profit or loss and other comprehensive income, statements of financial position, statements of changes in equity, cash flow statement and notes, including material accounting policy information, for the Group as well as the Parent. The consolidated financial statements and the parent financial statements are prepared in accordance with IFRS Accounting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2024, and of the results of their operations and cash flows for the financial year January 1 to December 31, 2024 in accordance with IFRS Accounting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements” section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Statement on the management commentary

Management is responsible for the management commentary.

Our opinion on the consolidated financial statements and the parent financial statements does not cover the management commentary, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements and the parent financial statements, our responsibility is to read the management commentary and, in doing so, consider whether the management commentary is materially inconsistent with the consolidated financial statements and the parent financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

Moreover, it is our responsibility to consider whether the management commentary provides the information required by relevant law and regulations.

Based on the work we have performed, we conclude that the management commentary is in accordance with the consolidated financial statements and the parent financial statements and has been prepared in accordance with requirements of the relevant law and regulations. We did not identify any material misstatement of the management commentary.

Independent Auditor’s Report	6

Management’s responsibilities for the consolidated financial statements and the parent financial statements

Management is responsible for the preparation of consolidated financial statements and parent financial statements that give a true and fair view in accordance with IFRS Accounting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and the parent financial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and these parent financial statements.

As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

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Identify and assess the risks of material misstatement of the consolidated financial statements and the parent financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

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Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements and the parent financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Entity to cease to continue as a going concern.

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Evaluate the overall presentation, structure and content of the consolidated financial statements and the parent financial statements, including the disclosures in the notes, and whether the consolidated financial statements and the parent financial statements represent the underlying transactions and events in a manner that gives a true and fair view.

Independent Auditor’s Report	7

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Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the consolidated financial statements and the parent financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit.

We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Copenhagen, February 12, 2025

Deloitte

Statsautoriseret Revisionspartnerselskab

Business Registration No 33 96 35 56

Niels Skannerup Vendelbo	Rie Merete Kjær Larsen
State-Authorised Public Accountant	State-Authorised Public Accountant
Identification No (MNE) 34532	Identification No (MNE) 43596

Management Commentary	8

Management Commentary

Unless the context otherwise requires, references to the “Company,” “Group,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

Information and disclosure specifically addressing the parent company Ascendis Pharma A/S are described separately in the notes. Additionally, references to “Ascendis Pharma A/S” and “Parent Company” solely refer to the parent company Ascendis Pharma A/S.

Consolidated Key Figures

(EUR’000)	2024	2023	2022	2021	2020
Revenue	363,641	266,718	51,174	7,778	6,953
Operating Profit/(Loss)	(278,763)	(455,541)	(561,814)	(451,792)	(330,620)
Finance Income/(Expenses) (net)	(74,418)	(208)	1,694	55,807	(79,030)
Profit/(Loss) for the Year	(378,084)	(481,447)	(583,194)	(383,577)	(418,955)
Cash and Cash Equivalents	559,543	392,164	444,767	446,267	584,517
Total Assets	1,179,495	825,587	1,089,738	1,084,921	979,793
Equity	(105,706)	(145,697)	263,348	883,635	838,711
Investments in Property, Plant & Equipment	1,427	2,442	14,489	23,704	19,860
Return on Equity (%)*	(300.8)	(818.4)	(101.7)	(44.5)	(58.4)
Equity Ratio (%)*	(9.0)	(17.6)	24.2	81.4	85.6

* Key ratios are calculated as follows:

Return on Equity: (Profit / (Loss) for the Year x 100) / Average Equity

Equity Ratio: (Equity x 100) / Total Assets

Ascendis Pharma in Brief

We are a global biopharmaceutical company focused on applying our innovative TransCon technology platform to make a meaningful difference for patients. Guided by our core values of Patients, Science, and Passion, and following our algorithm for product innovation, we develop TransCon-based therapies that demonstrate best-in-class potential to address unmet medical needs.

Our Organization

Certain of our operations are conducted through our following wholly-owned subsidiaries:

Wholly-owned subsidiaries	Domicile
Ascendis Pharma GmbH	Germany
Ascendis Pharma Endocrinology GmbH	Germany
Ascendis Pharma, Inc.	USA
Ascendis Pharma Endocrinology, Inc.	USA
Ascendis Pharma Ophthalmology Division A/S	Denmark
Ascendis Pharma Endocrinology Division A/S	Denmark
Ascendis Pharma Bone Diseases A/S	Denmark
Ascendis Pharma Growth Disorders A/S	Denmark
Ascendis Pharma Oncology Division A/S	Denmark
Ascendis Pharma Europe A/S	Denmark
Ascendis Pharma UK Limited	United Kingdom
Ascendis Pharma Iberia S.L.	Spain
Ascendis Pharma France SASU	France
Ascendis Pharma Italia SRL	Italy
Ascendis Pharma Sverige AB	Sweden
Ascendis Pharma Switzerland GmbH	Switzerland

Management Commentary	9

The Company has increased its number of employees to 1,017 at the end of 2024 compared to 879 at the end of 2023. Employees engaged with selling, general, and administration increased, primarily due to commercial activities, and extension of corporate functions to support those activities. Further, in connection with formation of Eyconis, a separate company, certain employees of Ascendis Pharma, engaged with research and development in the U.S., joined the newly formed company in 2024.

Our Vision

As announced in January 2024, Vision 2030 is our vision to achieve blockbuster status for multiple products and expand our engine for future innovation. This includes:

•	Be the Leading Endocrinology Rare Disease Company

•	Achieve blockbuster status (>$1B) for each of TransCon PTH, TransCon hGH, and TransCon CNP through worldwide commercialization

•	Be the leader in growth disorders and hypoparathyroidism, pursuing clinical conditions, innovative life cycle management, and complementary patient offerings

•	Expand pipeline with Endocrinology Rare Disease blockbuster product opportunities

•	Create Value in Additional Therapeutic Areas through Innovative Business Models

•	Obtain accelerated approval in oncology with registrational trials ongoing

•	Pursue TransCon product opportunities in >$5B indications

•	Maximize value creation of these product opportunities through collaboration with therapeutic area market leaders

•	Differentiate with Ascendis Fundamentals

•	Outperform industry drug development benchmarks with Ascendis’ product innovation algorithm

•	Remain independent as a profitable biopharma through lean and flexible ways of working

•	Let our values Patients, Science, Passion drive our decisions to success

Our products and product candidates combine our TransCon technologies with clinically validated parent drugs or pathways, with the goal of optimizing safety, efficacy, tolerability, and convenience.

We apply these technologies using our algorithm with the goal of creating product candidates with the potential to be best-in-class. Using this approach, we plan to expand our pipeline with Endocrinology Rare Disease product opportunities in large addressable markets. In addition, our vision is to pursue TransCon product opportunities in >$5B indications in other therapeutic areas and maximize value creation of these product opportunities through collaboration with therapeutic area market leaders. We believe our approach to product innovation may reduce the risks associated with traditional drug development.

Ascendis Algorithm for Product Innovation

Management Commentary	10

When we apply our TransCon technologies to clinically validated parent drugs or pathways, we may benefit from established clinical safety and efficacy data, which we believe increases the probability of success compared to traditional drug development. As illustrated above, our algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug or pathway, are suitable to our TransCon technologies, have potential for creating a clearly differentiated product, have a potential established development pathway, and have the potential to address a large market.

Program Summaries

We currently have two marketed products and a diversified portfolio of four product candidates in clinical development in the areas of Endocrinology Rare Disease and Oncology, and we are working to apply our TransCon technology platform in additional therapeutic areas such as the glucagon-like peptide 1 (“GLP-1”) class, where we believe we have designed a potentially best-in-class, once-monthly program.

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SKYTROFA – Our first marketed product is SKYTROFA® (lonapegsomatropin-tcgd), developed as TransCon Growth Hormone (“TransCon hGH”), which has received regulatory approval in the United States for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as growth hormone deficiency (“GHD”). SKYTROFA has been commercially available for prescription in the United States since October 2021. In addition, SKYTROFA (lonapegsomatropin) was granted marketing authorization in the European Union (“EU”), Norway, Iceland, Liechtenstein, and Great Britain (covering England, Wales, Scotland) as a once-weekly subcutaneous injection for the treatment of children and adolescents aged 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. In the EU, SKYTROFA has been commercially available for prescription in Germany since September 2023.

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YORVIPATH – Our second marketed product is YORVIPATH® (palopegteriparatide), developed as TransCon PTH. In the EU, Norway, Iceland, Liechtenstein, and Great Britain (covering England, Wales, and Scotland), YORVIPATH has been granted marketing authorization as a once-daily subcutaneous injection for the treatment of adults with chronic hypoparathyroidism. In the EU, YORVIPATH has been commercially available for prescription in Germany and Austria since January 2024 and has also been available to patients in other countries under named patient programs. In August 2024, YORVIPATH received regulatory approval in the U.S. for the treatment of hypoparathyroidism in adults. YORVIPATH has been commercially available for prescription in the United States since December 2024. As of February 7, 2025, 908 new prescriptions by 539 unique prescribing healthcare providers in the U.S.

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Endocrinology Rare Disease Pipeline – Two product candidates in our Endocrinology Rare Disease portfolio are currently in development spanning multiple indications and geographies. These product candidates are TransCon hGH (lonapegsomatropin) for adult GHD and children with Turner syndrome and TransCon CNP (navepegritide) for infants, children, and adolescents with achondroplasia. We are also investigating TransCon CNP in combination with TransCon hGH in children with achondroplasia. In addition, we plan to investigate TransCon hGH in other established daily growth hormone indications. Through our strategic collaboration, Teijin Limited is developing and, if approved, plans to commercialize TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare disease in Japan. In addition, through our strategic investment, VISEN Pharmaceuticals (“VISEN”) is developing and, if approved, plans to commercialize TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare diseases in Greater China.

Management Commentary	11

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Oncology Pipeline – In Oncology, we are leveraging our TransCon technologies with the goal of enhancing the anti-tumor effects of clinically-validated parent drugs and pathways and to provide sustained modulation of tumor microenvironments and activate cytotoxic immune cells. We initiated clinical development of two programs: TransCon TLR7/8 Agonist, an investigational, long-acting prodrug of resiquimod, a small molecule agonist of Toll-like receptors (“TLR”) 7 and 8, for intratumoral delivery, and TransCon IL-2 b/g (onvapegleukin alfa) for systemic delivery, which is designed for prolonged exposure to an IL-2 variant that selectively activates IL-2 b/g with minimal binding to IL-2Rα. During the fourth quarter of 2024, we closed enrollment in our BelieveIT-201 clinical trial and to dose expansion cohorts involving TransCon TLR7/8 Agonist in the transcendIT-101 and IL-Believe trials to prioritize our efforts on TransCon IL-2 b/g.

TransCon Product Candidates Pipeline

Other than the rights we have granted to Eyconis, Novo Nordisk, Teijin Limited, and VISEN as noted in this annual report, we hold worldwide rights to our TransCon technologies and, other than our royalty financing arrangements with Royalty Pharma as noted in this annual report, we owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies, TransCon hGH, TransCon PTH or any of our other product candidates. The following chart lists our product candidates.

1.	Pivotal ApproaCH Trial (NCT05598320).
2.	sBLA submitted to U.S. FDA, PDUFA goal date July, 27th 2025.
3.	New InsiGHTS Trial (NCT05690386).
4.	reACHin Trial (NCT06079398).
5.	teACH Trial (NCT06732895).
6.	COACH Trial (NCT06433557).
7.	VISEN Pharmaceuticals’ Phase 3 trial.
8.	Japanese riGHt Trial.
9.	PaTHway China (NCT05387070).
10.	PaTHway Japan.
11.	ACcomplisH China (NCT05246033).
12.	BelieveIT-201 Trial (NCT05980598).
13.	IL-Believe Trial (NCT05081609).

Management Commentary	12

We maintain an intellectual property portfolio comprising over 425 issued patents and over 525 patent applications as of December 31, 2024, which includes patents and patent applications applicable to our products and product candidates with claims directed to composition of matter, process, formulation and/or methods-of-use for our products and product candidates, including a product-specific device and core TransCon technologies. While our TransCon prodrugs may incorporate already approved parent drugs, TransCon hGH, TransCon PTH, and each of our other product candidates are new molecular entities and therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Global Commercialization Strategy

We are establishing a global presence to commercialize TransCon products and product candidates, where approved, to address patients’ unmet medical needs.

In the U.S., we have established an integrated organization to commercialize our approved Endocrinology Rare Disease products, SKYTROFA and YORVIPATH. Our U.S. organization includes sales, market access, patient support, and medical affairs teams. The sales team engages with healthcare providers and present products, usage and safety guidelines in accordance with the label. Our market access team engages with health authorities, insurance companies, and payers to help patients in need of our products gain access to them. Our patient support team facilitates reimbursement support, out of pocket assistance, provides educational resources and product training. Our medical affairs team provides scientific exchange to the physician and medical community. We have also established a network of specialty pharmacies to support product distribution.

In Europe, we are expanding our presence by building integrated organizations in select countries, which we call Europe Direct, beginning with Germany, where we have launched our Endocrinology Rare Disease products, SKYTROFA and YORVIPATH. We are establishing commercial infrastructure in other Europe Direct country clusters, including DACH (Germany, Austria, Switzerland), France & BeNeLux (Belgium, the Netherlands, and Luxembourg), Iberia (Portugal and Spain), Italy, Nordics (Denmark, Norway, Sweden, Iceland, Finland), and the United Kingdom & Ireland.

Beyond the U.S. and Europe Direct, we are expanding global reach for our Endocrinology Rare Disease programs through exclusive distribution agreements with geographic market leaders, which we call International Markets. As of December 31, 2024, we have established eight such regional agreements:

•	Acino Pharma Proprietary Limited (South Africa)

•	Adium Pharma S.A. (Argentina, Brazil, Colombia and Mexico)

•	Er-Kim İlac Sanayi ve Ticaret A.S (Central & Eastern Europe, Turkey, and certain countries in Eurasia)

•	Neopharm (Israel) 1996 Ltd (Israel, Armenia, Azerbaijan, Georgia, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan and Uzbekistan)

•	Pendopharm, a division of Pharmascience Inc. (Canada)

•	Specialised Therapeutics Asia Pte Ltd. (Australia, New Zealand, Singapore, Malaysia, Brunei, Thailand, and Vietnam)

•	SRS Pharmaceuticals Pvt. Ltd. (India and Philippines)

•	Vector Pharma FZCO (Saudi Arabia, United Arab Emirates, Kuwait, Oman, Qatar, and Bahrain)

Finally, we are making our products commercially available in select markets through exclusive license agreements with partners with local development and commercialization expertise and infrastructure. In China, VISEN has exclusive license rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP. In Japan, Teijin Limited has exclusive license rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP.

Management Commentary	13

TransCon Technologies

Overview

Our TransCon technologies are designed to combine the benefits of conventional prodrug and sustained release technologies to solve the fundamental limitations seen in other approaches to extending duration of a drug’s action in the body, with the goal of developing highly differentiated product candidates based on efficacy, safety, tolerability, and convenience. In addition to retaining the original mode of action of the parent drug and potentially supporting dosing frequency from daily up to six months or more, we believe that predictable release over time can improve treatment safety and efficacy, increase the likelihood of clinical development success, and provide intellectual property benefits.

TransCon molecules can have up to three components: a parent drug, an inert carrier that protects it, and a linker that temporarily binds the two. When bound, the carrier inactivates and shields the parent drug from clearance. When injected into the body, physiologic pH and temperature conditions initiate the release of the active, unmodified parent drug in a predictable release manner.

Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs for sustained localized or systemic delivery.

TransCon Technology Components

TransCon Carriers

Our TransCon technologies incorporate three carrier platforms that can be used to provide sustained localized or systemic drug exposure. These biocompatible carrier platforms include our TransCon systemic carriers and TransCon localized carriers (self-eliminating hydrogels). Our carriers inactivate and protect the drug through a shielding effect, which may prevent rapid excretion and degradation of the parent drug and enable benefits that include improved injection site tolerability, reduced systemic adverse effects, and low immunogenicity.

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Systemic – Our TransCon systemic carriers are used to provide systemic drug exposure and are based on soluble compounds such as methoxypolyethylene glycol (“mPEG”) or other natural or synthetic polymers, as well as our albumin avidity approach, where 2 or more albumin binding moieties are incorporated into the drug molecule to facilitate sustained exposure. Prodrugs created using our systemic carriers are readily absorbed into the bloodstream after administration, thus minimizing exposure of the subcutaneous tissue to active drug, which we believe may improve injection site tolerability. TransCon hGH, TransCon PTH, and TransCon CNP utilize mPEG as a carrier molecule. mPEG is widely used to improve the pharmacokinetic or pharmacodynamic properties of marketed therapeutics. Below is an illustration of our systemic carrier:

Management Commentary	14

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Localized – Our TransCon localized carriers include TransCon hydrogels based on PEG, hyaluronic acid, or other biopolymers. TransCon hydrogel is designed to self-eliminate to soluble, biocompatible molecules after the drug payload has been released. When applied for localized delivery, the TransCon hydrogel enables the release of a parent drug at high local concentrations within the target area while minimizing systemic exposure. We believe this may widen the therapeutic window for parent drugs that suffer from significant systemic side effects and toxicities, facilitating the development of highly efficacious product candidates with improved safety and tolerability profiles. Below is an illustration of our hydrogel carrier:

TransCon Linkers

Our reversible TransCon linkers are designed to enable the transient conjugation of a broad range of therapeutics, including proteins, peptides, and small molecules, to our TransCon carriers. We have a large library of TransCon linkers that may be applicable to various types of parent drugs, and that can be tailored to potentially achieve half-life extension enabling daily, weekly, monthly, and half-yearly dosing and to customize the potential pharmacokinetic profile for each individual product candidate with the goal of optimizing the potential therapeutic effect. TransCon linkers are self-cleaving through a process called intra-molecular assisted cleavage, which causes the linker to release the unmodified parent drug. We can tailor the release properties of the linker to a given therapeutic indication and parent drug by modifying the linker structures. We believe the self-cleaving process of our linker avoids many of the shortcomings of conventional prodrug technologies, which often depend on metabolic processes, such as enzymatic degradation, to convert the prodrug into the active drug. The rate of metabolic conversion of prodrugs in these types of processes may differ between patients, and even within different tissues in the same patient. As a result, conventional prodrugs do not always offer predictable release of the parent drug. Our TransCon linkers are designed to predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, which are tightly regulated in the body. Consequently, we believe we can design our prodrugs to release the unmodified parent drug at predictable rates.

Management Commentary	15

Parent Drugs

Our TransCon technologies are applicable across a broad range of therapeutic classes and are currently used to create long-acting product candidates with best-in-class potential based on proteins, peptides, and small molecules. By primarily focusing on biological targets that have been clinically validated, we can leverage available knowledge regarding a target’s activity. Based on this selective approach, we know what drug levels must be maintained in the body for optimal efficacy and safety, and we can design the release half-life and dosing frequency of our TransCon prodrugs to maintain these levels to achieve the desired pharmacological effect. We move a product candidate into development after it demonstrates the desired profile in non-clinical models. Furthermore, based on the established translational relationships between preclinical animal models and clinical efficacy, we believe experimental results generated in animal models are highly predictive of clinical results and reduce the development risk for our TransCon prodrugs. This strategy is designed to reduce risk and increase productivity.

This approach has enabled us to develop two approved products and generate a pipeline of product candidates designed to address significant unmet medical needs and to become potential sources of significant revenue for our company. Because our TransCon technologies leverage clinically validated parent drugs or pathways, we believe we may benefit from a higher development and regulatory success rate compared to development of drug compounds without established biology.

TransCon Products – Endocrinology Rare Disease

TransCon Growth Hormone (hGH)

Market Opportunity for Recombinant Human Growth Hormone

Growth hormone deficiency is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic and cardiovascular abnormalities, cognitive deficiencies, and poor quality of life. GHD in adults is associated with increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. In childhood and adolescence, growth hormone plays an essential role in normal longitudinal growth, muscle and bone strength, and distribution of body fat. In adults, growth hormone contributes to body composition, cardiovascular function, and bone health. The current standard of care for GHD has been daily subcutaneous injections of somatropin, a recombinant human growth hormone (“hGH”). These daily hGH therapies have been shown to be safe and well-tolerated.

In both therapy-compliant children and adults with GHD, daily subcutaneous injections of hGH have resulted in improved body composition parameters, bone density, cardiovascular outcomes, and quality of life. Growth hormone-deficient children who are fully adherent to their daily hGH treatment regimen may achieve a height in adulthood that is comparable to that of their family members and national norms.

Despite the demonstrated benefits of daily hGH therapy, many GHD patients are not adequately treated, and adherence continues to be a challenge, as reported in a 2021 paper published by Kaplowitz et al. (Kaplowitz P, Manjelievskaia J, Lopez-Gonzalez L, et al. Economic burden of growth hormone deficiency in a US pediatric population. J Manag Care Spec Pharm. 2021; 27(8):1118-1128). The observational retrospective cohort analysis utilized administrative claims data from two databases on over 20,000 pediatric patients diagnosed with GHD. Approximately 68% of commercial patients and approximately 63% of Medicaid patients received daily growth hormone treatment, whereas approximately 32% of commercial patients and approximately 37% of Medicaid patients were untreated. In addition, mean adherence as measured by proportions of days covered, which is defined as the number of days covered by any daily growth hormone prescription during the follow-up period, was approximately 60% in the commercial cohort and approximately 50% in the Medicaid cohort. Only 32% of commercial and 18% of Medicaid patients reported adherence rates greater than 80%.

For adult patients with GHD, underdiagnosis and undertreatment are also a concern. Untreated adult GHD (“AGHD”) patients can experience reduced quality of life and increased risk of morbidity and mortality. A retrospective cohort study presented at ENDO 2023 analyzed an electronic health records database and selected adult patients with suspected AGHD. Of the 51,588 patients with suspected AGHD, fewer than 4% were treated with growth hormone.

Management Commentary	16

Since the introduction of hGH in 1981, a number of the world’s largest pharmaceutical companies have developed and marketed daily-administered hGH products. All currently marketed daily hGH products in the United States – Norditropin® (Novo Nordisk A/S), Humatrope® (Eli Lilly and Company), Genotropin® (Pfizer Inc.), Zomacton® (Ferring Pharmaceuticals, Inc.) and Omnitrope® (Sandoz GmbH) – contain unmodified somatropin and are administered by subcutaneous injections. The global market for daily hGH products is largely composed of products from Novo Nordisk, Pfizer, Eli Lilly, Sandoz, and Merck KGaA, which together account for most of the global market share. However, according to the FDA drug shortage website, Humatrope has been discontinued due to a business decision which might impact the hGH global market share in the future.

Primary indications for hGH in children are GHD, idiopathic short stature, chronic kidney disease, Prader-Willi syndrome, small for gestational age, and Turner syndrome. In adults, primary indications for hGH include GHD and AIDS-induced weight loss. We estimate pediatric indications comprise up to 90% of the total hGH market, of which approximately half is for pediatric GHD.

Competitive Landscape for Long-Acting Growth Hormone Therapies

Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting growth hormone products to reduce the burden of daily injections on patients and increase patient compliance with the dosing regimen. These approaches generally fall into two categories: unmodified somatropin and permanent modification of growth hormone:

•

Unmodified somatropin: Two long-acting growth hormone products using encapsulation technologies previously received regulatory approval in the U.S. and Europe, but were subsequently discontinued due to commercial challenges. These include Nutropin Depot®, formerly marketed by Genentech, and Somatropin Biopartners, developed by LG Life Sciences and Biopartners GmbH. Nutropin Depot was approved by the FDA in 1999 and later withdrawn; Somatropin Biopartners (LB03002) was approved by the European Medicines Agency (“EMA”) in 2013, and later withdrawn. We believe that the lack of market acceptance was a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.

•

Permanent modification of growth hormone: Modification technologies prolong activity in the body by creating analogs of growth hormone through permanent modification of the growth hormone molecule. This modification may alter the molecular size and interaction with the growth hormone receptor and/or change the natural association affinity to endogenous proteins, as well as the distribution in the body. These changes may alter and reduce the efficacy of these drugs compared to unmodified daily somatropin and may also negatively impact the drug’s safety.

Novo Nordisk received regulatory approval in various countries and regions including the U.S., Japan, and EU for once-weekly somapacitan (SOGROYA®) in adult and pediatric patients with GHD.

Pfizer (in collaboration with OPKO Health Inc.) received regulatory approval of once-weekly somatrogon (NGENLA™) in various countries and regions including the U.S., Japan, and EU for pediatric GHD.

A permanently PEGylated long-acting growth hormone developed by GeneScience Pharmaceuticals Co., Ltd. (Jintrolong®) is available in China for pediatric GHD, Turner syndrome and idiopathic short stature and the Somatropin Biopartners product (LB03002) is available in Korea. Other experimental growth hormone therapies based on permanent modification are in different stages of clinical development by various companies, including Genexine Inc., I-MAB, Amoytop, UnionGene, Anhui Anke Biotechnology, Alteogen, and JCR Pharmaceuticals Co., Ltd.

Our Solution: TransCon hGH

TransCon hGH is a prodrug composed of somatropin that is transiently bound to a carrier by a proprietary linker. TransCon hGH is administered once weekly and is designed to maintain the same mode of action as daily therapies by providing sustained release of active, unmodified somatropin, the same recombinant growth hormone molecule used in the daily hGH therapies that have historically been the standard of care.

Management Commentary	17

TransCon Growth Hormone (hGH) for Pediatric GHD

TransCon hGH, marketed under the brand name SKYTROFA® (lonapegsomatropin-tcgd), received regulatory approval in the U.S. for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as GHD. SKYTROFA has been commercially available for prescription in the United States since October 2021. In the EU, Norway, Iceland, Liechtenstein, and Great Britain (covering England, Wales, Scotland), we received marketing authorization for TransCon hGH – known by its brand name SKYTROFA (lonapegsomatropin) – as a once-weekly subcutaneous injection for the treatment of children and adolescents aged 3 to 18 years with growth failure due to insufficient secretion of endogenous growth hormone. SKYTROFA has been commercially available for prescription in Germany since September 2023.

In September 2023, we announced top-line results from the completed enliGHten Trial, an open-label extension trial evaluating the long-term safety and efficacy of TransCon hGH as a once-weekly treatment for children and adolescents with GHD. The enliGHten Trial enrolled 298 participants (mean age 10.3 years) from the Phase 3 heiGHt Trial of treatment-naïve pediatric GHD patients and the Phase 3 fliGHt Trial of pediatric GHD patients switching from daily somatropin treatment. Patients in these trials received a total of up to 6 years of treatment with TransCon hGH. At the time of the enliGHten Trial closure, 81 participants were designated as treatment completers, based on their physician’s determination that treatment for pediatric GHD was no longer required. Of these treatment completers, 59% met or exceeded their average parental height standard deviation score (“SDS”), with mean TransCon hGH treatment duration of 3.2 years.

Clinical Trial of TransCon hGH in Japanese Pediatric GHD

In the Phase 3 riGHt Trial, we are evaluating TransCon hGH (N=15) compared to somatropin (N=16) as a treatment in Japanese children with GHD. The trial achieved its primary objective with Week 52 top-line results consistent with our pivotal heiGHt Trial and VISEN’s Phase 3 trial. In the riGHt Trial, TransCon hGH was generally well tolerated with a safety profile that was similar to that of somatropin’s. Trial subjects continue in the extension period.

Proprietary Auto-Injector

SKYTROFA includes the SKYTROFA®Auto-Injector and cartridges. The auto-injector provides for room temperature storage, includes an empty-all design, and is expected to last for at least four years. The device enables a single, low-volume injection of less than 0.6 mL for the majority of patients with a thin, 31-gauge needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing adherence over time.

Management Commentary	18

Figure: Our state-of-the-art auto-injector is designed to improve treatment compliance.

TransCon Product Candidates – Endocrinology Rare Diseases

TransCon Growth Hormone (hGH) for Other Indications

Clinical Development in Adult GHD

In September 2024, we announced the submission of a supplemental Biologics License Application (“sBLA”) to the FDA for TransCon hGH to expand its currently approved label to include eligible adults for the treatment of GHD. The submission was based on results from foresiGHt, a Phase 3 randomized, parallel-arm, placebo-controlled (double-blind), and active-controlled (open-label) trial that compared the efficacy and safety of weekly TransCon hGH with weekly placebo and daily hGH in adults with GHD. In December, we announced the FDA accepted the sBLA for review and set a Prescription Drug User Fee Act (“PDUFA”) goal date of July 27, 2025.

In December 2023, we announced positive top-line results from foresiGHt. The trial aims to evaluate the metabolic benefits of TransCon hGH in adults, with the primary objective to evaluate change in trunk fat percentage.

The foresiGHt Trial evaluated 259 adults with GHD aged 23 to 80 years old, randomized 1:1:1, titrated to receive a target fixed dose of TransCon hGH, placebo, or daily hGH based on age and oral estrogen intake, with approximately equivalent hGH mg/week for TransCon hGH and daily hGH.

•	TransCon hGH demonstrated superiority on its primary efficacy endpoint at Week 38:

•	Change from baseline in trunk percent fat as measured by dual x-ray absorptiometry (TransCon hGH -1.67% vs. placebo +0.37%, LS mean difference = -2.04%, p < 0.0001)

•	TransCon hGH demonstrated superiority on its key secondary efficacy endpoints at Week 38:

•	Change from baseline in total body lean mass (TransCon hGH +1.60 kg vs placebo - 0.10 kg, LS mean difference = 1.70 kg, p < 0.0001)

•	Change from baseline in trunk fat mass (TransCon hGH -0.48 kg vs placebo +0.22 kg, LS mean difference = -0.70 kg, p = 0.0053)

Management Commentary	19

•

Exploratory post-hoc analysis at Week 38 demonstrated comparable treatment effect of TransCon hGH and daily hGH on target tissues. For patients with average insulin-like Growth Factor 1 (“IGF-1”) SDS levels ≤ 1.75 at Week 38:

•	Change from baseline in trunk percent fat (TransCon hGH -2.42% vs. daily hGH - 2.59%)

•	Change from baseline in total body lean mass (TransCon hGH +1.70 kg vs daily hGH +1.37 kg)

•	Change from baseline in trunk fat mass (TransCon hGH -0.90 kg vs daily hGH -0.94 kg)

•	TransCon hGH was generally safe and well tolerated, with no discontinuations related to study drug and with comparable safety and tolerability to daily hGH.

Clinical Development in Turner Syndrome

In December 2024, we announced positive top-line results from the Phase 2 New InsiGHTS Trial. New InsiGHTS randomized and dosed 49 children with Turner syndrome aged 1 to 10 years old into one of four treatment groups 1:1:1:1 – one of three starting doses of TransCon hGH (0.24, 0.30, or 0.36 mg/kg/week) or an active comparator of daily somatropin with a starting dose of 0.35 mg/kg/week. Doses were individualized based on IGF-1. On the primary endpoint of annualized height velocity and secondary endpoint of change from baseline in height SDS, children treated with TransCon hGH demonstrated improved growth similar to daily somatropin at Week 26, independent of starting dose. TransCon hGH was generally safe and well tolerated, with no discontinuations related to study drug and with comparable safety and tolerability to daily somatropin.

Other Development Plans

During the third quarter of 2025, we plan to submit an Investigational New Drug (“IND”) application or similar for a basket trial evaluating other indications (planned for small for gestational age without catch-up growth (“SGA”); idiopathic short stature (“ISS”); SHOX deficiency (including Turner syndrome)). In addition, we are investigating other potential indications for TransCon hGH where we believe a long-acting hGH therapy may offer benefits to patients with rare growth disorders, including in combination with our TransCon CNP product candidate in our Phase 2 COACH Trial for children with achondroplasia.

TransCon PTH

Market Opportunity in Hypoparathyroidism

Hypoparathyroidism is a rare endocrine disease caused by insufficient levels of parathyroid hormone (“PTH”). As reported in a 2016 paper, most patients with hypoparathyroidism (70-80% of cases) develop the disease following damage to or accidental removal of the parathyroid glands during thyroid surgery. Other etiologies include autoimmune disorders, genetic disorders such as autosomal dominant hypocalcemia type 1, and idiopathic causes. Conventional therapy with oral calcium and active vitamin D (also called calcitriol) does not effectively address the short-term symptoms, long-term complications, or quality-of-life impacts of hypoparathyroidism.

Individuals with hypoparathyroidism may experience a range of severe and potentially life-threatening short-term and long-term complications. Short-term symptoms of hypoparathyroidism include weakness; severe muscle cramps (tetany); abnormal sensations such as tingling, burning, and numbness (paresthesia); memory loss; impaired judgment; and headache. A survey published in 2014 of 374 individuals with hypoparathyroidism showed that 72% experienced more than ten symptoms in the preceding twelve months, with symptoms experienced for a mean of 13 ± 9 hours a day. Prolonged use of conventional therapy may increase the risk of major complications, such as calcium deposits in the brain, blood vessels, eyes, and soft tissues. According to a systematic review by Gosmanova et al. published in 2021, chronic hypoparathyroidism treated with conventional therapy is associated with higher rates of renal complications compared to the general population, including nephrolithiasis (up to 36%), nephrocalcinosis (up to 38%), and chronic kidney disease (up to 41%).

Management Commentary	20

Studies have found that the burden of hypoparathyroidism negatively impacts health-related quality of life (“QoL”), physical functioning, and psychological well-being. Compared with an age-matched general population sample, individuals with hypoparathyroidism have reported markedly lower health-related QoL, irrespective of serum calcium level, as measured by the physical (P<0.001) and mental (P<0.001) component scores of the 36-Item Short Form Health Survey (SF-36) as well as the EuroQol-5 Dimensions Visual Analogue Scale. As reported in a 2021 paper, in interviews conducted on 42 individuals with hypoparathyroidism, 98% reported reduced functioning and well-being, including anxiety (81%), feeling sad or depressed (62%), and feeling irritable or short-tempered (43%) despite management with conventional therapy.

Hypoparathyroidism also imposes a substantial burden on the healthcare system despite the use of conventional therapy. For example, individuals with hypoparathyroidism may require hospitalizations or emergency department visits due to acute severe hypocalcemia (calcium crashes) and those with post-surgical hypoparathyroidism have an increased risk of hospitalization due to infection than age- and sex-matched controls from the general population. Individuals with hypoparathyroidism also have an increased risk of hospitalization due to renal complications, such as chronic kidney disease and renal failure, compared to age- and sex-matched controls. A retrospective review published in 2019 of clinical burden and healthcare resource utilization showed that 90.7% of individuals had ≥1 hypoparathyroidism-related healthcare utilization event during a 12-month period, including 87.8% with ≥1 outpatient visit, 41% with ≥1 emergency department visit, and 19.5% with ≥1 hospitalization. The management of hypoparathyroidism is also associated with substantial economic burdens and consequences of hypoparathyroidism may negatively impact employment status and work productivity.

The 2022 Guidelines from the Second International Workshop addressing the prevention, diagnosis, and management of hypoparathyroidism was published in September 2022 in the Journal of Bone and Mineral Research and authored by leading clinicians from North America, Europe, and Asia. The authors suggest consideration of PTH replacement therapy in patients whose hypoparathyroidism is inadequately controlled with conventional therapy. Inadequate control is considered to be any one of the following: symptomatic hypocalcemia, hyperphosphatemia, renal insufficiency, hypercalciuria, or poor quality of life. In addition, the guideline indicates that individuals with poor compliance, malabsorption, or intolerant of large doses of calcium and active vitamin D may also benefit from PTH replacement therapy. Based on this current guideline, we believe PTH replacement therapy could be applicable to most patients with hypoparathyroidism.

In 2015, Takeda’s NATPARA® (parathyroid hormone) was approved in the U.S. for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. NATPARA was voluntarily recalled in September 2019 in the U.S. and is now only available to a limited number of patients through a Special Use Program offered by its manufacturer, Takeda. In October 2022, Takeda announced that it would discontinue manufacturing NATPARA/NATPAR globally by the end of 2024.

We are also aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor. In addition, other companies and groups are developing therapies for hypoparathyroidism at the clinical stage, including Calcilytix (a BridgeBio company), Entera Bio, Extend Biosciences, Massachusetts General Hospital, AstraZeneca, MBX Biosciences, and Septerna.

Forteo® (teriparatide, PTH [1-34]), approved since 2002 for the treatment of osteoporosis, has sometimes been used for treatment of hypoparathyroidism using multiple daily injections, despite not being approved for this indication. Clinical research conducted by the U.S. National Institutes of Health in subjects receiving continuous exposure to PTH (1-34), administered by an infusion pump demonstrated simultaneous normalization of serum calcium and urinary calcium, as well as normalization of bone turnover.

We estimate hypoparathyroidism affects over 250,000 patients in the U.S. and Europe. In the U.S., we estimate hypoparathyroidism affects approximately 70,000 to 90,000 patients, including 4,000 to 5,000 patients who we estimate have previously been treated with PTH therapy. In Germany, we estimate hypoparathyroidism affects approximately 70,000 patients. Outside of Germany, we estimate hypoparathyroidism affects over 100,000 patients in the rest of Europe.

Management Commentary	21

Our Solution: TransCon PTH

TransCon PTH (palopegteriparatide) is a prodrug of PTH (1-34) that is administered once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the physiological range. TransCon PTH is designed to provide PTH in the physiological range for 24 hours per day, thereby more fully addressing aspects of the disease, including maintaining normal serum calcium and phosphate levels and normalizing urinary calcium.

By providing steady levels of PTH in the physiological range, we believe TransCon PTH may be a highly differentiated therapy for hypoparathyroidism.

TransCon PTH for the Treatment of Hypoparathyroidism

In August 2024, the FDA approved YORVIPATH® (palopegteriparatide; developed as TransCon PTH) for the treatment of hypoparathyroidism in adults. In September 2024, the FDA granted Orphan Drug exclusivity to YORVIPATH, providing seven years of market exclusivity for YORVIPATH in the United States for the treatment of hypoparathyroidism in adults. YORVIPATH has been commercially available for prescription since late December 2024 in the United States.

In November 2023, TransCon PTH received regulatory approval in the EU and European Economic Area and is marketed as YORVIPATH® (palopegteriparatide), a parathyroid hormone replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism. In addition, YORVIPATH was granted Orphan status in the EU in November 2023. In January 2024, we announced commercial availability of YORVIPATH in Germany and Austria, and we began shipping to customers in February 2024.

In April 2024, TransCon PTH received regulatory approval in Great Britain as a PTH replacement therapy indicated for the treatment of adults with chronic hypoparathyroidism. In addition, in April 2024, we announced that the United Kingdom’s Medicines & Healthcare products Regulatory Agency granted YORVIPATH Orphan Drug status.

In December 2022, the FDA allowed us to initiate a U.S. expanded access program (“EAP”) for TransCon PTH for eligible adult patients with hypoparathyroidism with prior PTH treatment experience. The EAP closed to new patients on November 29, 2024, in preparation for the U.S. commercial availability of YORVIPATH. Beginning in December 2024, we started enrolling EAP patients into the Ascendis Signature Access Program Ascendis’ patient support program. Patients enrolled in the EAP are now working with their healthcare providers (“HCPs”) to transition to the commercially available YORVIPATH.

In July 2021, the Ministry of Health, Labour and Welfare in Japan granted Orphan Drug Designation (“ODD”) to TransCon PTH for the treatment of hypoparathyroidism.

In October 2020, we were granted Orphan Designation (“OD”) by the European Commission (“EC”) for TransCon PTH for the treatment of hypoparathyroidism.

Clinical Development of TransCon PTH for Treatment of Hypoparathyroidism in Adults

TransCon PTH is being evaluated for the treatment of hypoparathyroidism in adults in the Phase 3 PaTHway Trial, Phase 3 PaTHway Japan Trial, and the Phase 2 PaTH Forward Trial. Last patient, last visit (“LPLV”) in the Phase 3 PaTHway Trial occurred in January 2024. LPLV in the Phase 2 PaTH Forward Trial is expected in March of 2025.

In September 2024, we announced results from the ongoing Phase 2 PaTH Forward Trial of adults with hypoparathyroidism showing that long-term treatment with TransCon PTH (palopegteriparatide; marketed as YORVIPATH) through Week 162 drove bone remodeling into the normal range. Deficiency of parathyroid hormone is associated with low rates of bone remodeling, accumulation of overly mature bone, and higher-than-average bone mineral density that may correspond with poorer overall bone quality compared to that seen in the general population. In contrast, these results suggest that long-term palopegteriparatide treatment promotes attainment of skeletal health parameters in line with those expected with states of parathyroid sufficiency. As of December 31, 2024, 10 patients successfully completed the trial, while 46 out of the 59 patients originally enrolled in the trial continued in the open label (“OLE”) portion and had exceeded four and a half years of follow-up. Three patients withdrew from the trial for reasons unrelated to safety or efficacy of the study drug.

Management Commentary	22

In May 2024, we announced two-year (Week 104) results from a post-hoc analysis of the Phase 3 PaTHway Trial demonstrating sustained improvements (nominal p-value <0.05) in renal function in adults with chronic hypoparathyroidism treated with TransCon PTH. The post-hoc analysis examined the impact of treatment with TransCon PTH on renal function using estimated glomerular filtration rate (“eGFR”) through Week 104 (n=76) of PaTHway, a Phase 3, double-blind, placebo-controlled trial of 82 dosed adults with chronic hypoparathyroidism randomized 3:1 (TransCon PTH:placebo; both arms initially co-administered with conventional therapy of active vitamin D and calcium), with a 26-week blinded period followed by an ongoing 156-week open-label extension period. Across both treatment arms, TransCon PTH treatment resulted in a mean eGFR increase of 8.9 mL/min/1.73m2 (p<0.0001) from baseline at Week 52, sustained at Week 104 with a mean change from baseline of 9.0 mL/min/1.73m2 (p<0.0001). Treatment was generally well-tolerated, with no new safety signals.

eGFR* Change from Baseline by Study Arm

	Baseline	Week 26		Week 52		Week 104
Study Arm	eGFR (mL/min/1.73m2)	N	Mean (p value)	N	Mean (p value)	N	Mean (p value)
TransCon PTH / TransCon PTH	eGFR < 60	19	+11.4 (p=0.0002)	19	+11.5 (p=0.0003)	18	+13.4 (p<0.0001)
	eGFR ≥ 60	41	+6.3 (p=0.0002)	40	+8.6 (p<0.0001)	40	+6.9 (p<0.0001)
	All	60	+7.9 (p<0.0001)	59	+9.3 (p<0.0001)	58	+8.9 (p<0.0001)
Placebo (first 26 weeks) / TransCon PTH**	eGFR < 60	4	+0.1 (p=0.9877)	4	+11.7 (p=0.0018)	4	+15.6 (p=0.0067)

	eGFR ≥ 60	15	-2.4 (p=0.3280)	15	+6.5 (p=0.0199)	14	+7.6 (p=0.0121)
	All	19	-1.9 (p=0.3468)	19	+7.6 (p=0.0014)	18	+9.4 (p=0.0006)

*

eGFR (an assessment of kidney filtering capacity) was calculated by the trial’s central lab using the Modification of Diet in Renal Disease Study Group (MDRD) equation (Levey, Ann Intern Med 2006). An eGFR level <60 mL/min/1.73m2 is considered the threshold for impaired kidney function.

**	Patients in the placebo arm switched to TransCon PTH following the Week 26 visit.

TransCon PTH treatment was associated with clinically meaningful increases (≥ 5 mL/min/1.73 m2) in eGFR within 26 weeks that were sustained through Week 104 of PaTHway:

Proportion of Participants (%) with ≥ 5 and ≥ 10 mL/min/1.73 m2 Increases in eGFR from Baseline through Week 104*

	All Participants
	TransCon PTH / TransCon PTH (n=61)			Placebo (first 26 weeks) / TransCon PTH** (n=21)
	Week 26	Week 52	Week 104	Week 26	Week 52	Week 104
eGFR Change from Baseline	PTH	PTH	PTH	Placebo	Switch to PTH	Switch to PTH
≥ 5 mL/min/1.73 m2	57%	64%	61%	24%	52%	62%
≥ 10 mL/min/1.73 m2	43%	43%	46%	10%	29%	38%

Management Commentary	23

	Participants with Baseline eGFR < 60 mL/min/1.73 m2
	TransCon PTH / TransCon PTH (n=19)			Placebo (first 26 weeks) / TransCon PTH** (n=4)
	Week 26	Week 52	Week 104	Week 26	Week 52	Week 104
eGFR Change from Baseline	PTH	PTH	PTH	Placebo	Switch to PTH	Switch to PTH
≥ 5 mL/min/1.73 m2	74%	68%	74%	25%	100%	100%
≥ 10 mL/min/1.73 m2	47%	42%	53%	0%	75%	75%

*	Percentages were calculated based on all participants. Patients who did not have an eGFR assessment at the visit were still included in the denominator.
**	Patients in the placebo arm switched to TransCon PTH following the Week 26 visit.

As of December 31, 2024, 58 patients successfully completed the 182 week follow-up in the PaTHway Trial while 15 of the 82 originally enrolled in the trial continue in the OLE portion of the trial. Nine patients withdrew from the trial for reasons unrelated to safety or efficacy of the study drug.

On January 8, 2023, we announced top-line data from PaTHway Japan, a single-arm Phase 3 trial to evaluate the safety, tolerability, and efficacy of TransCon PTH in adults with hypoparathyroidism. The study achieved its primary objective, with top-line results consistent with our trials in North America and the EU. Twelve out of thirteen patients met the primary multi-component endpoint, which was defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (no active vitamin D and ≤600 mg/day of calcium). In this trial, TransCon PTH was generally well-tolerated, with no discontinuations related to study drug. As of December 31, 2024, 12 patients continue in the ongoing 3-year extension portion of the PaTHway Japan Trial.

In March 2022, we announced that top-line data from the randomized, double-blind, placebo-controlled portion of the Phase 3 PaTHway Trial of TransCon PTH in adults with hypoparathyroidism demonstrated statistically significant higher proportion of participants treated with TransCon PTH achieved the primary multi-component endpoint compared to placebo. The primary endpoint, defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (no active vitamin D and ≤600 mg/day of calcium) with no increase in prescribed study drug within the 4 weeks prior to the Week 26 visit, was achieved by 78.7% of TransCon PTH-treated patients (48 of 61), compared to 4.8% for patients (1 of 21) in control group (p-value <0.0001). In addition, all key pre-specified secondary endpoints were met with statistical significance. TransCon PTH was generally well tolerated, with no discontinuations related to study drug. Three patients discontinued during the treatment period, two from the placebo arm and one from the TransCon PTH arm. TransCon PTH-treated patients showed a mean decrease in 24-hour urine calcium excretion into the normal range.

TransCon CNP

Market Opportunity in Achondroplasia

Achondroplasia is the most common genetic form of skeletal dysplasia leading to disproportionate short stature and is associated with a well-delineated range of clinical complications and manifestations, occurring in about one in 10,000 to 30,000 newborns or approximately 250,000 worldwide. Achondroplasia results in severe skeletal complications and comorbidities including spinal stenosis due to premature fusion of the foramen magnum, sleep apnea, chronic ear infections, and muscular complications. Patients often face multiple surgeries to alleviate its many complications. There is significant unmet need for treatments that ameliorate complications and improve quality of life in achondroplasia.

Achondroplasia is primarily caused by gain-of-function variants of the FGFR3 gene resulting in constitutive activation of FGFR3 that leads to an imbalance in the effects of the FGFR3 and C-type natriuretic peptide (“CNP”) signaling pathways. In achondroplasia, mutations in FGFR3 result in constitutive activation, suppressing the proliferation and differentiation of chondrocytes resulting in improper cartilage to bone conversion in the growth plate, and dysfunction in the skeletal muscle. Preclinical and clinical data show that the CNP pathway helps to counteract the effects of the FGFR3 mutation downstream.

In November 2021, BioMarin Pharmaceutical Inc.’s daily VOXZOGO® (vosoritide) was approved by the FDA to increase linear growth in pediatric patients with achondroplasia with open epiphyses. Additionally, BioMarin is developing a long-acting CNP to build on VOXZOGO. Other companies that are developing therapies for achondroplasia include QED Therapeutics (a BridgeBio company), Sanofi, Ribomic, Tyra Biosciences, GeneScience and ProLynx.

Management Commentary	24

Changing the Treatment Paradigm of Achondroplasia

Clinical manifestations of achondroplasia are associated with significant, potentially life-threatening complications and reduced quality of life. While achondroplasia has historically been considered a growth disorder, secondary manifestations beyond linear growth, including reduced muscle strength and stamina, suggest that achondroplasia is also a muscle disorder.

ACH-AE: Increased incidence of Achondroplasia-related Adverse Events.

HRQoL: Reduced Health-Related Quality of Life; Height; Reduced height. Muscle Strength/Stamina; Reduced muscular functionality, including reduced strength and stamina.

Our Solution: TransCon CNP

TransCon CNP (navepegritide) is an investigational prodrug of CNP administered once weekly and designed to provide sustained release of active CNP supporting continuous exposure for the treatment of achondroplasia. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance, reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension, and release unmodified CNP, which is small enough in size to allow effective penetration into growth plates. Shorter-acting CNP and CNP analogs in development have resulted high maximum serum concentration (“Cmax”) levels that may cause adverse hypotensive events. We believe the therapeutically sustained release of TransCon CNP offers advantages that may mitigate this issue, leading to continuous CNP exposure with a lower Cmax to correlate with better therapeutic outcomes.

In February 2019, we were granted ODD by the FDA for TransCon CNP for the treatment of achondroplasia. In July 2020, we received OD from the EC for TransCon CNP for the treatment of achondroplasia.

Clinical Development of TransCon CNP for Achondroplasia.

Our ongoing pivotal ApproaCH Trial, our long-term extension trial AttaCH, and COACH, are evaluating the safety and efficacy of TransCon CNP in children with achondroplasia. The reACHin Trial is evaluating the safety, tolerability, and efficacy of TransCon CNP in infants with achondroplasia (aged 0 to < 2 years at the time of randomization). The TeACH Trial is evaluating the safety, tolerability, and efficacy of TransCon CNP in adolescents with achondroplasia (aged 12 to 18).

In January 2025, we announced data demonstrating improvements in leg bowing, a common complication in achondroplasia, observed with TransCon CNP compared to worsening observed with placebo in pivotal ApproaCH Trial.

Management Commentary	25

In September 2024, we announced top-line data from ApproaCH, a pivotal, multicenter, randomized, double-blind, placebo-controlled trial of once-weekly TransCon CNP versus placebo in 84 children (aged 2 to 11 years) with achondroplasia. Participants were randomized 2:1 to receive TransCon CNP 100µg/kg/week or placebo for 52 weeks in the double-blind period, after which all participants could choose to receive TransCon CNP at the 100µg/kg/week dose in an ongoing open-label extension. In the trial, children treated with once-weekly TransCon CNP demonstrated annualized growth velocity (“AGV”) superior to those treated with placebo. TransCon CNP also demonstrated statistically significant improvements in other growth parameters, including height Z-score and change from baseline AGV.

Highlights of the ApproaCH Trial Top-line Data

Primary Endpoint

•

For the primary endpoint of AGV at Week 52, children treated with TransCon CNP (n=57) demonstrated an LS mean AGV of 5.89 cm/year compared to 4.41 cm/year in the placebo arm (n=27), an LS mean difference of 1.49 cm/year (p<0.0001).

•	Sub-group analyses:

•

Children aged 2 to <5 years treated with TransCon CNP (n=21) demonstrated an LS mean AGV at Week 52 of 6.07 cm/year compared to 5.06 cm/year in the placebo arm (n=10), an LS mean difference of 1.02 cm/year (p=0.0084).

•

Children aged 5-11 years treated with TransCon CNP (n=36) demonstrated an LS mean AGV at Week 52 of 5.79 cm/year compared to 4.02 cm/year in the placebo arm (n=17), an LS mean difference of 1.78 cm/year (p<0.0001).

AGV Change from Baseline

•

Children aged 2 to <5 years, treated with TransCon CNP (n=19) demonstrated a change from baseline AGV at Week 52 of 1.57 cm/year compared to 0.43 cm/year in the placebo arm (n=10), an LS mean difference of 1.15 cm/year (p=0.0047).

•

Children aged 5-11 years, treated with TransCon CNP (n=35) demonstrated a change from baseline AGV at Week 52 of 2.29 cm/year compared to 0.52 cm/year in the placebo arm (n=17), an LS mean difference of 1.78 cm/year (p<0.0001).

Secondary Endpoints

•

For the secondary endpoint of change in ACH Height Z-score, children treated with TransCon CNP (n=57) demonstrated an LS mean change from baseline ACH Height Z-score of 0.30 compared to 0.01 in the placebo arm (n=27), an LS mean difference of 0.28 (p<0.0001).

•

For the secondary endpoint of change in CDC Height Z-score, children treated with TransCon CNP (n=55) demonstrated an LS mean change from baseline CDC Height Z-score of 0.15 compared to -0.15 in the placebo arm (n=27), an LS mean difference of 0.30 (p=0.0003).

Management Commentary	26

Safety Results Summary

•

TransCon CNP was generally well-tolerated and demonstrated safety profile comparable to those observed in the placebo arm, with generally mild treatment emergent adverse events (TEAEs), no evidence of hypotensive effect, and a low frequency of injection site reactions (0.41 events per patient year), all mild.

•	No adverse events (“AEs”) led to discontinuation of TransCon CNP or withdrawal from the trial and no serious adverse events (“SAEs”) were assessed as related to TransCon CNP.

Following our pre-NDA meeting with FDA, we plan to submit a New Drug Application (“NDA”) for the treatment of children with achondroplasia during the first quarter of 2025 and submit a Marketing Authorisation Application (“MAA”) for the treatment of children with achondroplasia to the EMA during the third quarter of 2025.

In December 2023, we announced new analyses demonstrating benefits beyond linear growth from the blinded and ongoing OLE periods of ACcomplisH, a Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial of TransCon CNP in children aged 2 to 10 years with achondroplasia. In the trial, all 57 patients have now completed one year of treatment with TransCon CNP at 100 µg/kg/week, the dose agreed with regulatory agencies for the active arm in our pivotal ApproaCH Trial.

We analyzed available data for patients who only received TransCon CNP at the 100 µg/kg/week dose in either the blinded or OLE period and were treated for one year (n=19), compared to those administered placebo for one year (n=15). Results showed that these TransCon CNP-treated patients (data available for 9-16 patients) showed improvements (nominal p-value <0.05) in health-related quality of life and disease impacts compared to those receiving placebo (data available for 5-13 patients).

Assessments were performed with the SF-10 (a 10-item non-disease specific survey of a child’s functional health and well-being that has been validated to assess children aged 5 years and older) and the Achondroplasia Child Experience Measure (“ACEM”) a condition-specific clinical outcome measure that assesses the impact of achondroplasia on a child’s health-related quality of life, with statistically significant improved outcome in TransCon CNP-treatment versus placebo for:

•	SF-10 Physical Summary (p=0.002, aged 5 years and older)

•	ACEM Daily Living Function (p=0.047)

•	ACEM Emotional Well-being (p=0.045)

The 46 children switching from placebo or a lower dose of TransCon CNP to the 100 µg/kg/week dose in the OLE demonstrated improved growth after one year of treatment, similar to the growth benefits seen in the 11 children treated with 100 µg/kg/week in the one-year randomized, double-blind period of ACcomplisH.

Management Commentary	27

While the CNP pathway may restore normal growth and skeletal muscle function, we believe delayed initiation of therapy could lead to a permanent height deficit. Clinical use of daily growth hormone injection has consistently demonstrated growth improvements in children with achondroplasia, including catch up growth; however, without reports of benefits beyond linear growth. We believe the combination of TransCon hGH and TransCon CNP, taken together once per week, could enable catch up growth beyond normal growth while maintaining potential benefits on skeletal muscle of continuous CNP exposure. COACH, a Phase 2 open-label single-arm trial, is evaluating TransCon CNP and TransCon hGH in children with achondroplasia (age 2 to 11 years). The primary objective is to evaluate the treatment effect on linear growth and safety. Secondary objectives are to evaluate treatment effect on quality of life, radiological endpoints, physical functioning, and body composition. The trial plans to enroll approximately 18 patients (treatment naïve, n=12; prior treatment with TransCon CNP (100 µg/kg/week) for at least 1 year, n=6). Week 26 top-line data from the COACH Trial are expected in the second quarter of 2025.

During the third quarter of 2023, we filed an IND amendment with the FDA to initiate reACHin, a Phase 2, multicenter, double-blind, randomized, placebo-controlled trial, designed to evaluate the safety, tolerability, and efficacy of 100 µg/kg of TransCon CNP once-weekly for 52 weeks in infants with achondroplasia, aged 0 to < 2 years at the time of randomization.

In November 2022, we announced top-line results from ACcomplisH, a Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial evaluating the safety and efficacy of once-weekly TransCon CNP compared to placebo in children with achondroplasia aged 2 to 10 years old.

The ACcomplisH Trial evaluated 57 children with achondroplasia aged 2 to 10 years old, randomized in a 3:1 ratio to receive either sequential ascending doses of once-weekly TransCon CNP (6 µg/kg/week, 20 µg/kg/week, 50 µg/kg/week, 100 µg/kg/week) or placebo for 52 weeks. The trial met its primary objectives, demonstrating that TransCon CNP at 100 µg/kg/week (n=11) was superior to placebo (n=15) on the primary efficacy endpoint of AGV at 52 weeks (p=0.0218). All 57 randomized children completed the blinded portion of ACcomplisH and continued in the OLE portion of ACcomplisH at the 100 µg/kg/week dose.

As of December 31, 2024, 55 patients completed the OLE portion of the ACcomplisH Trial; 2 patients prematurely withdrew during the OLE. From ACcomplisH OLE, 53 patients transitioned into the Phase 2 AttaCH Trial, a multicenter, long-term, open-label extension trial to continue treatment with TransCon CNP 100 µg/kg/week and 2 patients transitioned into COACH, a TransCon CNP/TransCon hGH combination trial. As of December 31, 2024, 43 patients continue in AttaCH, on long-term OLE treatment; 3 patients prematurely withdrew from treatment and 7 patients transitioned into COACH. With the last subject completing the OLE portion of the ACcomplisH Trial, the ACcomplisH Trial has completed.

In 2019, we initiated the ACHieve Study, a five-year, multi-center natural history study designed to gain insight into the experiences of pediatric patients with achondroplasia. ACHieve was designed to evaluate growth velocity, body proportionality, and comorbidities over time in children with achondroplasia up to eight years old. No study medication was administered in the ACHieve Study. The study ended in the first quarter of 2024. We plan to make the results available in 2025.

TransCon Product Candidates — Oncology

Market Opportunity in Oncology

Cancer continues to be one of the leading causes of mortality. Improved understanding of the cellular and molecular mechanisms involved in anti-tumor immune responses has fueled the rapid growth of immuno-oncology therapeutics. Immune checkpoint inhibitors, such as anti-PD-(L)1 and anti-CTLA-4 antibodies, have provided new therapeutic options for patients.

Management Commentary	28

Despite recent advances, a high need for new treatment options remains for patients who do not respond to, or who respond inadequately to, current therapies. In addition to insufficient efficacy, many current treatments are limited by toxicities that result in dose reductions, treatment discontinuations, or long-term health risks to patients.

We believe that one approach to improving efficacy while limiting adverse events is to create long-acting product candidates using our sustained systemic release TransCon technology, allowing for more consistent circulating drug levels and potentially avoiding high peak concentrations that are often associated with toxicity.

We are currently developing TransCon technology in oncology for a variety of solid tumors, with encouraging early data in platinum resistant ovarian cancer and melanoma. Aside from Proleukin being the only approved IL-2, TransCon IL-2 b/g may face competition from other IL-2 type drug candidates in development, including those being developed by Mural, Anaveon, Medicenna, Roche, Innovent, Synthekine, Dragonfly, Sotio, and Aulos. In addition, TransCon IL-2 b/g may face competition from drug candidates in development for platinum resistant ovarian cancer, including Merck, Corcept, Novartis, Advenchen Laboratories, Genelux, Daiichi Sankyo and Mereo/OncXerna. In melanoma, TransCon IL-2 b/g may face competition from drug candidates in development including from Replimune, Philogen, OncoSec, Immunocore, and Regeneron.

Our Solution: TransCon Technologies for Oncology

We believe prolonging the therapeutic activity and targeting the drug activity to the relevant cell types and tissues have the potential to improve treatment outcomes. We believe TransCon is well-suited to improve cancer treatments given the large number of validated targets with known limitations. By applying our unique algorithm for product innovation to clinically validated targets and pathways, we believe TransCon has the potential to improve outcomes currently limited by suboptimal efficacy and systemic toxicity.

We believe TransCon technologies may have the potential to increase the efficacy of small molecules, peptides and proteins without increasing toxicity, which could offer the potential to treat more patients with new combination and multi-agent regimens that would not otherwise be feasible.

We are currently investigating one clinical-stage product candidate designed to activate the patient’s own immune system to eradicate malignant cells. We believe our approach, if successfully developed, has the potential to improve the efficacy of systemically administered, clinically validated therapies while limiting adverse effects.

Our TransCon product candidate currently being investigated in solid tumors is designed to provide sustained systemic administration, which we believe could provide potent and durable anti-tumor efficacy. Our nonclinical studies have shown sustained activation of cytotoxic immune cells that resulted in robust anti-tumor responses by TransCon product candidates using infrequent administration.

TransCon IL-2 b/g for Sustained Systemic Release

TransCon IL-2 b/g (onvapegleukin alfa) is an investigational long-acting prodrug designed to improve cancer immunotherapy through sustained release of an IL-2 variant that selectively activates IL-2 b/g, with minimal binding to IL-2Rα. The IL-Believe Trial, a Phase 1/2 clinical trial to evaluate the safety and efficacy of TransCon IL-2 b/g in locally advanced or metastatic solid tumors, alone or in combination with pembrolizumab or standard of care chemotherapy, has completed dose escalation and is enrolling patients in multiple indication-specific dose expansion cohorts, including platinum-resistant ovarian cancer (“PROC”), cervical cancer, melanoma, non-small cell lung cancer (“NSCLC”), and small cell lung cancer (“SCLC”) at the RP2D.

In September 2024, we announced initial data showing signs of clinical activity in heavily pre-treated patients with PROC treated (cohort 3) with TransCon IL-2 b/g in combination with chemotherapy in the ongoing Phase 1/2 IL-Believe Trial of TransCon IL-2 b/g. As of a cutoff date of July 29, 2024, of the 18 patients (median age 64 years) included in the initial assessment, 14 were efficacy evaluable patients who had one or more post-baseline tumor assessment(s), plus an additional four who discontinued treatment before the first post-baseline tumor assessment due to disease progression or death.

Management Commentary	29

As of the data cutoff, clinical responses were observed in 29% (4/14) of the efficacy evaluable patients (two confirmed and two unconfirmed partial responses in patients who had received three to seven prior lines of treatment – including patients whose disease had previously progressed on mirvetuximab soravtansine-gynx), suggesting the potential for clinical activity in heavily pre-treated patients. The data suggest that TransCon IL-2 b/g was generally well-tolerated: the most common TEAEs related to combination therapy with TransCon IL-2 b/g plus chemotherapy were fatigue, thrombocytopenia, neutropenia, and anemia. Most TransCon IL-2 b/g-related TEAEs were grade 1 or 2.

In June 2024, we reported updated results from our ongoing Phase 1/2 IL-Believe Trial of TransCon IL-2 b/g. Data included the first presentation of Phase 2 dose expansion Cohort 4 (TransCon IL-2 b/g in combination with TransCon TLR7/8 Agonist) in post anti-PD-1 melanoma and new analyses of patients from dose escalation cohorts with prior disease progression on checkpoint inhibitors, along with biomarker studies correlating cytotoxic immune cell expansion and observed clinical benefit. As of the April 16, 2024, data cutoff, confirmed clinical partial responses were observed in 40% (two out of five) of efficacy-evaluable patients from Cohort 4, suggesting potential synergy of our two novel immunotherapy candidates in patients who did not derive sufficient benefit from checkpoint inhibitors. Of efficacy-evaluable patients with prior disease progression on checkpoint inhibitors to date (from Phase 1 dose escalation cohorts) in the IL-Believe Trial, confirmed clinical responses (per RECIST v1.1) were observed in 45% (five out of eleven) administered TransCon IL-2 b/g doses ≥80 µg/kg every 3 weeks, suggesting clinical benefit in treatment-resistant settings (monotherapy (n=4): 1 confirmed partial response (“PR”) in colorectal cancer; combination with pembrolizumab (n=2): 1 confirmed complete response and 1 confirmed PR in small-cell lung cancer; combination with TransCon TLR7/8 Agonist (n=5): 2 confirmed PRs in melanoma). In this trial, TransCon IL-2 b/g alone or in combination with pembrolizumab or TransCon TLR7/8 Agonist was generally well tolerated with no new safety signals.

In October 2023, we announced updated data from the ongoing Phase 1 dose escalation cohort from IL-Believe Trial. Forty-six patients were enrolled into dose escalation cohorts: 25 to monotherapy and 21 to combination therapy. As of the August 15, 2023, data cutoff, anti-tumor clinical responses were observed with TransCon IL-2 b/g monotherapy (colorectal cancer with PR) or in combination with pembrolizumab (small cell lung cancer, one with confirmed PR and one ongoing with unconfirmed complete response) in heavily pre-treated patients who previously progressed on checkpoint inhibitors. TransCon IL-2 b/g every three weeks was generally well-tolerated, with no meaningful effect on Tregs and eosinophils.

In September 2023, we announced completion of Phase 1 dose escalation in combination with pembrolizumab of the IL-Believe Trial with a total of 21 patients enrolled and RP2D determined at 120 µg/kg IV every three weeks. Twenty-one patients were enrolled.

In May 2023, we announced completion of the Phase 1 monotherapy dose escalation of the IL-Believe Trial with RP2D determined at 120 µg/kg IV every three weeks with 25 heavily pre-treated patients enrolled and a median of four prior lines of systemic therapies.

Strategic Collaborations

We also engage in strategic collaborations to further leverage our TransCon technologies in certain geographies and therapeutic areas with market-leading biopharmaceutical companies. These collaborations aim to make promising treatment options available to more patients and to further monetize both our TransCon technologies and our internal product candidates, particularly into therapeutic areas where we believe a partner may have more expertise, capability, and capital. In addition, we may choose to pursue a collaboration to develop and market our internal, wholly owned product candidates in geographic markets outside our core focus areas of the United States and Europe.

Management Commentary	30

Novo Nordisk A/S

In November 2024, we entered into a research and development collaboration and license agreement with Novo Nordisk A/S (“Novo Nordisk”) pursuant to which we granted Novo Nordisk an exclusive worldwide license to the TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products (including Semaglutide) in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases.

The agreement includes provisions requiring at least one TransCon Semaglutide product and at least one other TransCon technology-based product to be identified, developed and commercialized in metabolic diseases to maintain certain exclusivities in the field, with additional provisions for cardiovascular diseases. Under the terms of the agreement, Novo Nordisk also receives exclusive rights to expand any resulting metabolic disease products into other therapeutic areas. The lead program in the collaboration is a once-monthly TransCon Semaglutide product candidate that will initially target obesity and type 2 diabetes.

Under the agreement, we have the potential to receive total payments of up to $285 million in upfront, development and regulatory milestone payments for the lead program. In addition, we have the potential to receive sales-based milestone payments and tiered royalties on global net sales.The $285 million includes an upfront fee of $100 million for the exclusive license. For each additional metabolic or cardiovascular disease product candidate, we will be eligible to receive payments of up to $77.5 million in development and regulatory milestone payments. In addition, we have the potential to receive sales-based milestone payments and tiered royalties on global net sales. Novo Nordisk agreed to pay royalties for each potential licensed product developed under the agreement that are an escalating tiered, mid-single digit percentage of the annual net sales of such licensed product and are subject to reduction due to patent valid claim expiration, biosimilar product market share, payment made under certain licenses for third party intellectual property and Inflation Reduction Act price negotiations.

Under the agreement, we have agreed to conduct certain pre-agreed early research and development of TransCon product candidates under the collaboration and we are eligible to receive cost reimbursement from Novo Nordisk for its performance of such research and development activities under the agreement with respect to such TransCon product candidates. Novo Nordisk is responsible for any other non-clinical and clinical development, regulatory, commercial manufacturing, and commercialization of such TransCon product candidates, and all costs associated with such activities.

Subject to the terms of the agreement, we granted Novo Nordisk an exclusive, worldwide, royalty-bearing license, with the right to grant sublicenses, to use its proprietary TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases. Additionally, we granted Novo Nordisk an exclusive, worldwide, royalty-bearing license, with the right to grant sublicenses, to use its proprietary TransCon technology platform to develop, manufacture and commercialize GLP-1 receptor products using the TransCon technology for all indications, except for (i) certain pre-agreed rare endocrine indications, (ii) all indications in respect of the eye and adnexa and (iii) all indications in respect of oncology.

Until expiry of the last royalty term and for one-year thereafter, we are not permitted to research, develop, manufacture, commercialize, or otherwise exploit outside of the collaboration, any GLP-1 receptor product or any other licensed products that have been subject to the collaboration. We are also not permitted to undertake any research, development, manufacture, commercialization, or other exploitation of products outside of the collaboration in the metabolic field until expiry of the last royalty term of any licensed products that have been subject to the collaboration in metabolic diseases.

Unless earlier terminated, the agreement has a royalty term that continues, on a per licensed product and per country basis, until the later of (i) the expiration of the last valid patent claim for any of our patents, joint improvement patents, licensed product patents as well as any improvements made by Novo Nordisk covering the licensed product’s dosage regimen or target product profile, or (ii) 11 years after the first commercial sale of such licensed product in such country.

Novo Nordisk has the right to terminate the agreement without cause in its entirety or on a per licensed product basis. We have the right to terminate the agreement in its entirety in case Novo Nordisk brings patent challenges with respect to our patents. The agreement may also be terminated by either party based on an uncured material breach by the other party or the bankruptcy of the other party.

Management Commentary	31

Upon termination of the agreement due to Novo Nordisk’s default, some or all of the licenses granted by us to Novo Nordisk to develop, manufacture and commercialize any of the licensed products will automatically terminate.

Upon termination of the agreement due to certain defaults by us, Novo Nordisk may choose to either (i) have the license granted by us to Novo Nordisk to develop, manufacture and commercialize licensed products terminate in its entirety or on a product-by-product basis; or (ii) continue with respect to the affected licensed product at a reduced payment rate.

Teijin Limited

In November 2023, we announced that we entered into an exclusive license agreement with Teijin Limited for the further development and commercialization of TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare disease in Japan. Under the terms of the agreement with Teijin Limited, we received an upfront payment of $70 million, with additional development and regulatory milestones of up to $175 million, transfer pricing and commercial milestones. In addition, we are eligible to receive royalties on net sales in Japan, of up to a mid-20’s percentage, varying by product.

In December 2024, Teijin Pharma Limited announced the submission of an application for manufacturing and marketing approval of palopegteriparatide for the treatment of hypoparathyroidism in Japan.

Strategic Investments

VISEN Pharmaceuticals

In November 2018, we announced the formation of VISEN, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau, and Taiwan (“Greater China”). In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH, and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to VISEN, we received 50.0% ownership in the outstanding shares of VISEN and concurrently with the rights we granted to VISEN, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in VISEN for an aggregate purchase price of $40 million in cash. In January 2021, we invested additional $12.5 million in VISEN as part of VISEN’s $150 million Series B financing. As of December 31, 2024, our ownership in VISEN was 43.9%.

In August 2024, VISEN announced top-line data from the 26-week randomized, double-blind, placebo-controlled portion of the Phase 3 PaTHway China Trial of Palopegteriparatide (TransCon PTH) in adults with chronic hypoparathyroidism. VISEN reported a statistically significant higher proportion of patients treated with palopegteriparatide achieved the primary multi-component endpoint compared to placebo. The primary multi-component endpoint was achieved by 77.6% of palopegteriparatide-treated patients (45 of 58), compared to 0.0% of patients (0 of 22) in the placebo group (p-value <0.0001). Results were consistent with those announced by us for its palopegteriparatide Phase 3 trial.

In March 2024, VISEN announced that the BLA for lonapegsomatropin (TransCon hGH) was accepted by the China National Medical Products Administration.

In November 2023, VISEN announced top-line results from the Phase 2 ACcomplisH China Trial in children with achondroplasia aged 2 to 10 years. VISEN reported that patients dosed with TransCon CNP at the 100 µg CNP/kg/week showed significantly higher AGV than placebo at Week 52.

Management Commentary	32

In November 2022, VISEN announced data from its pivotal Phase 3 study of TransCon hGH in children with GHD in China. VISEN reported that patients dosed with TransCon hGH demonstrated an annualized height velocity (“AHV”) of 10.66 cm/year compared to 9.75 cm/year for the daily hGH at 52 weeks (treatment difference at 0.91 cm/year with a 95 percent confidence interval: 0.37 – 1.45 cm/year, p=0.0010), reaching its primary objective, demonstrating that TransCon hGH is non-inferior to the daily hGH.

Market Opportunity in China

China is the second largest pharmaceutical market in the world after the United States and represents one of the fastest growing pharmaceutical markets worldwide. In recent years, the Chinese government has initiated a number of regulatory reforms that are expected to accelerate drug development, as well as drive growth and demand for new therapeutics in China. In addition to joining an international organization that standardizes regulations for clinical development, the National Medical Products Administration has introduced initiatives such as fast track review for drugs for unmet medical needs and adopted new rules that streamline the drug approval process in China for global companies.

The purpose of our investment in VISEN is to support our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China in partnership with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China.

Eyconis, Inc

In January 2024, we announced the formation and launch with Frazier Life Sciences of Eyconis, Inc., a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that included Frazier, RA Capital Management, venBio, and HealthQuest Capital.

We have granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. In addition, we are eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any. As of December 31, 2024, our ownership in Eyconis was 41.6%.

Financial Review

We had a net loss of €378.1 million for the year ended December 31, 2024 compared to a net loss of €481.4 million for the year ended December 31, 2023. Operating loss was €278.8 million, representing an improvement of €176.8 million compared to December 31, 2023, which, in addition to an increase in revenue, was driven by reduced operating expenses. Our total equity presented a negative balance of €105.7 million as of December 31, 2024, compared to a negative balance of €145.7 million as of December 31, 2023. Further details about our results of operations are described in the following sections.

All employees in Denmark (domicile country) are employed by the Parent Company, and accordingly, neither of the Danish subsidiaries have employees. Furthermore, all external, project related expenses, as well as site costs incurred by foreign subsidiaries are being financed by the Parent Company. All direct related project expenses are invoiced to subsidiaries that holds the license rights for the product candidates. In addition, the Parent Company provides services to subsidiaries, which are disclosed as revenue in the Parent Company’s separate financial statements. All intergroup transactions are made on an arms-length basis and eliminated in the consolidated financial statements.

Accordingly, operating results in the Parent Company highly depend on project related activities in the Group.

Income and Expenses

Revenue from sale of commercial products and clinical trial supply is recognized when the customer has obtained control of the goods and it is probable that we will collect the consideration to which we are entitled for transferring the goods. Control is transferred upon delivery. Cost of sales are recognized when the sales takes place. Rendering of services is recognized as revenue over the service period as stipulated under the applicable agreement. License agreements which transfer rights to our intellectual property (“IP”) with significant stand-alone value are classified as “right-to-use,” with revenue recognized at the point in time when the customer can use and benefit from the IP.

Management Commentary	33

Our operating expenses relate to research and development activities and to selling, general, and administration activities. Research and development costs (“R&D costs”) consist primarily of product development and pre-commercial manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining our IP portfolio, and depreciation of non-current assets used in research and development activities. Selling, general, and administrative expenses (“SG&A expenses”) comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation and amortization of non-current assets related to selling, general, and administrative activities, and pre-commercial and commercial activities.

A material portion of our operating expenses are denominated in other currencies than the Euro, which expose our operating expenses to volatility. We do not currently enter into derivative financial instruments to manage our exposure to foreign exchange risks.

Revenue

Revenue for the year ended December 31, 2024 was €363.6 million, representing an increase of €96.9 million compared to last year. This increase was primarily attributable to higher revenue from licenses associated with our exclusive license agreement with Novo Nordisk, signed in November 2024, which includes a $100 million upfront payment, recognized in 2024, and our exclusive license agreement with Eyconis in January 2024 of €27.1 million (non-cash) upfront payment adjusted for internal profit, compared to the $70 million upfront payment received from our exclusive license agreement with Teijin in 2023.

In addition, revenue was positively impacted from increased sales of SKYTROFA in the U.S. and the commercial launch of YORVIPATH in Europe. Revenue for SKYTROFA was negatively impacted by an adjustment to estimates and assumptions for sales deductions of €4.7 million, which were attributable to years prior to January 1, 2024. The adjustment was primarily attributable to a different payer and rebate mix than anticipated, and on which provisions for prior years were based.

Cost of Sales

Cost of sales for the year ended December 31, 2024 was €44.3 million, representing a decrease of €0.1 million compared to last year. This decrease was primarily attributable to lower costs under our license and collaboration agreements, partly offset by increased sales of commercial products.

Research and Development Costs

R&D costs for the year ended December 31, 2024 were €307.0 million representing an decrease of €106.5 million compared to last year. This decrease was primarily due to:

•

Maturity of our endocrinology rare disease pipeline, especially regarding TransCon hGH and TransCon PTH. In addition, 2024 include reversal (income) of prior period write-downs of pre-launch inventories for TransCon PTH of €12.6 million, due to the commercial launch of YORVIPATH in Europe and the U.S. in 2024;

•

Lower product development activities on our TransCon TLR7/8 Agonist and TransCon IL-2 b/g programs, partly offset by increased clinical trial activities. During the fourth quarter of 2024, we closed enrollment in our BelieveIT-201 clinical trial and to dose expansion cohorts involving TransCon TLR7/8 Agonist in the transcendIT-101 and IL-Believe trials to prioritize our efforts on TransCon IL-2 b/g ; and

•	Cessation of ophthalmology expenses, including related employee costs, due to the grant of exclusive rights to develop and commercialize TransCon ophthalmology to Eyconis in January 2024.

Management Commentary	34

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2024 was €291.1 million representing an increase of €26.7 million compared to last year. This increase was primarily due to higher employee related expenses and other general and administrative expenses attributable to organizational growth in support of launch of YORVIPATH in Europe and the U.S., partly offset by lower administrative expenses.

Finance Income and Finance Expenses

Finance income and Finance Expenses for the year ended December 31, 2024 was a net expense of €74.4 million representing a decrease of €74.2 million. This decrease was primarily driven foreign exchange losses from translation of U.S. dollar denominated monetary positions into Euro, primarily cash and cash equivalents, convertible notes and royalty funding liabilities. The development was further driven by amortization charges, accruals, and other items, primarily due to our royalty funding liabilities which we entered into in September 2023 and September 2024, and from lower remeasurement gains from financial liabilities.

For further details, please refer to Note 16, “Financial Assets and Liabilities”.

Cash Flows from / (used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2024 were €306.2 million, representing a decrease of €161.2 million compared to last year.

This improvement was primarily related to higher revenue and reduced operating expenditures, and to further adjustment for changes to non-operating financial income and expenses, taxes and non-cash items of total €168.5 million, partly offset by negative impact from working capital balances with €7.4 million. The negative impact from working capital balances includes $100 million plus indirect taxes related to upfront payment from our exclusive license agreement with Novo Nordisk, which was subsequently settled in January 2025.

Cash Flows from / (used in) Investing Activities

Cash flows from investing activities for the year ended December 31, 2024 were €6.9 million, representing a decrease of €279.6 million compared to last year. This increase was primarily attributable to higher net settlement of marketable securities.

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2024, were €443.9 million, representing an increase of €309.6 million compared to the last year. This increase was primarily attributable to our follow-on public offering of ADSs completed in September 2024 with net proceeds of €290.6 million and increased warrant exercise activity of €20.2 million. Similar to 2023, we entered into a $150.0 million capped synthetic royalty funding agreement with Royalty Pharma.

Liquidity and Capital Resources

Our liquidity and capital resources comprise cash and cash equivalents. As of December 31, 2024, these amounted to €559.5 million.

Our expenditures primarily relate to research and development activities and selling, general, and administrative activities to support our business, including our continued development of product and product candidates within Endocrinology Rare Disease and Oncology portfolios, the commercialization of SKYTROFA and YORVIPATH, and expenses made in anticipation of potential future product launches. We manage our liquidity risk by maintaining adequate cash reserves and banking facilities.

Management Commentary	35

We monitor the risk of a shortage of funds through a liquidity planning tool to ensure sufficient funds are available to settle liabilities as they become due.

As of December 31, 2024, the consolidated statements of financial position presented a negative balance of equity of €105.7 million. Under Danish corporate law, as Ascendis Pharma A/S, the parent company of the Company, holds a positive balance of equity, the Company is currently not subject to legal or regulatory requirements to re-establish the balance of equity. There is no direct impact from the negative balance of equity to the liquidity and capital resources.

Based on our current operating plan, we believe that our existing capital resources as of December 31, 2024 will be sufficient to meet our projected cash requirements for at least twelve months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned.

Historically, we have funded our operations primarily through the issuance of preference shares, ordinary shares (including public offerings and exercise of warrants), convertible debt securities, payments to us made under collaboration agreements, and our royalty funding agreements. Including our initial public offering, since February 2015, we have completed public offerings of American Depositary Shares (“ADSs”), latest in September 2024, with total net proceeds of $2,580.2 million (or €2.259.0 million at the time of the offerings).

Uncertainty Relating to Recognition and Measurement

When preparing the annual report, it is necessary that Management, in accordance with legislative provisions, makes a number of accounting judgements and estimates which form the basis for the annual report. The accounting judgements and estimates made by Management are described in Note 3, “Significant Accounting Judgements and Estimates.”

Risk Management

Business Risks

The Group is exposed to certain risks that are common across the biopharmaceutical industry, including but not limited to risks that pertain to research and development, regulatory approval, commercialization, intellectual property rights and access to financing, and some risks that are specific to the Group’s development programs and technology platform.

Some of these risks may significantly affect the Group’s ability to execute its strategy and in order to mitigate such risks, the Group has identified and categorized these risks as critical risks and has a program in place to ensure proactive identification, management and mitigation of such risks.

Financial Risks

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as currency risk and interest rate risk, credit risk and liquidity risk. Financial risk management is further described in Note 17, “Financial Risk Management”.

Corporate Responsibility

Ascendis Pharma A/S has established a framework of corporate policies and rules which governs compliance by the Company, employees and business partners with applicable laws and regulations, and the Ascendis Pharma Code of Business Conduct & Ethics.

The Ascendis Pharma A/S Sustainability & P|ESG Report 2024 defines our compliance with Section 99a (CSR) and Section 99d (Data ethics) of the Danish Financial Statements Act.

Find more detailed information in the Ascendis Pharma Sustainability & P|ESG Report 2024 at: https://investors.ascendispharma.com/financial-and-filings/annual-general-meetings/sustainability-and-p-esg-report-2024

Management Commentary	36

Events after the Balance Sheet Date

No events have occurred after the reporting date that would influence the evaluation of these financial statements.

Outlook

Having achieved pivotal milestones in 2024, Ascendis is positioned to continue strong revenue growth in 2025 and beyond. We believe YORVIPATH is well on its way to establishing itself as the new global standard for the treatment of hypoparathyroidism in adults. SKYTROFA has achieved a leading position in value in the U.S. growth hormone market. And for TransCon CNP, we have a clear path to submit our NDA and MAA as a differentiated treatment of achondroplasia in children.

We expect that our SG&A expenses may increase over the years as we expand our commercial organization. We expect stable R&D investments as our current portfolio matures and early stage pipeline renews.

The Company is listed under the symbol “ASND” in the United States on The Nasdaq Global Select Market, where the Company at the time of approval of this annual report, has not provided a quantitative financial outlook. Accordingly, and due to equal information to investors, no further outlook is disclosed in this annual report.

Financial Statements	37

Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

		Group		Parent
(EUR’000)	Notes	2024	2023	2024	2023
Statement of Profit or (Loss)
Revenue	4	363,641	266,718	405,780	302,712
Cost of sales	6,11	44,258	44,395	45,777	51,942

Gross profit		319,383	222,323	360,003	250,770
Research and development costs	6,11	307,004	413,454	80,596	75,026
Selling, general and administrative expenses	6,11	291,142	264,410	153,273	178,935

Operating profit/(loss)		(278,763)	(455,541)	126,134	(3,191)
Share of profit/(loss) of associates	12	(20,060)	(18,395)	—	—
Finance income	16	25,609	43,857	94,173	77,624
Finance expenses	16	100,027	44,065	45,567	34,714

Profit/(loss) before tax		(373,241)	(474,144)	174,740	39,719
Income taxes (expenses)	9	(4,843)	(7,303)	(40)	(3)

Net profit/(loss) for the year		(378,084)	(481,447)	174,700	39,716

Attributable to owners of the Company		(378,084)	(481,447)	174,700	39,716

Basic and diluted earnings/(loss) per share		(6.53)	(8.55)	—	—
Number of shares used for calculation (basic and diluted) (1)		57,891,570	56,287,060	—	—

Statement of Comprehensive Income or (Loss)
Net profit/(loss) for the year		(378,084)	(481,447)	174,700	39,716
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or (loss):
Exchange differences on translating foreign operations		1,062	(2,731)	—	—

Other comprehensive income/(loss) for the year, net of tax		1,062	(2,731)	—	—

Total comprehensive income/(loss) for the year, net of tax		(377,022)	(484,178)	174,700	39,716

Attributable to owners of the Company		(377,022)	(484,178)	174,700	39,716

(1)

As of December 31, 2024 and 2023 a total of 6,204,122 and 6,523,784 warrants outstanding, respectively, each carrying the right to subscribe for one ordinary share, and 575,000 convertible senior notes which can potentially be converted into 3,456,785 ordinary shares, can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the years presented.

Financial Statements	38

Statements of Financial Position as of December 31

		Group
(EUR’000)	Notes	December 31, 2024	December 31, 2023 (Restated)(1)	January 1, 2023 (Restated)(1)
Assets
Non-current assets
Intangible assets	5, 10	4,028	4,419	4,828
Property, plant and equipment	5, 11	98,714	110,634	129,095
Investments in associates	12	13,575	5,686	22,932
Other receivables	16	2,317	2,127	1,920
Marketable securities	16, 17	—	—	7,492

		118,634	122,866	166,267

Current assets
Inventories	13	295,609	208,931	130,673
Trade receivables	16	166,280	35,874	11,910
Income tax receivables		1,775	802	883
Other receivables	16	9,385	19,097	12,833
Prepayments		28,269	38,578	31,717
Marketable securities	16, 17	—	7,275	290,688
Cash and cash equivalents	16, 17	559,543	392,164	444,767

		1,060,861	702,721	923,471

Total assets		1,179,495	825,587	1,089,738

Equity and liabilities
Equity
Share capital	17	8,149	7,749	7,675
Distributable equity		(113,855)	(153,446)	255,673

Total equity		(105,706)	(145,697)	263,348

Non-current liabilities
Borrowings	16, 17	365,080	222,996	95,400
Contract liabilities	14	5,000	5,949	14,213
Deferred tax liabilities	9	7,258	5,830	—

		377,338	234,775	109,613

Current liabilities
Convertible notes, matures in April 2028
Borrowings	16, 17	458,207	407,095	399,186
Derivative liabilities	16, 17	150,670	143,296	157,950

		608,877	550,391	557,136

Other current liabilities
Borrowings	16, 17	33,329	14,174	13,791
Contract liabilities	14	936	1,184	—
Trade payables and accrued expenses	16, 17	96,394	94,566	101,032
Other liabilities		67,956	41,176	31,989
Income tax payables		1,222	2,299	5,490
Provisions	15	99,149	32,719	7,339

		298,986	186,118	159,641

		907,863	736,509	716,777

Total liabilities		1,285,201	971,284	826,390

Total equity and liabilities		1,179,495	825,587	1,089,738

(1)	Restatement relates to adoption of amendments to IAS 1 “Presentation of Financial Statements.” Refer to Note 2 for further details.

Financial Statements	39

Statements of Financial Position as of December 31

		Parent
(EUR’000)	Notes	December 31, 2024	December 31, 2023 (Restated)(1)	January 1, 2023 (Restated)(1)
Assets
Non-current assets
Intangible assets	5, 10	444	889	1,333
Property, plant and equipment	5, 11	23,889	28,414	25,344
Investments in group enterprises	20	156,306	146,267	122,759
Receivables from group enterprises	16	1,992,224	1,759,806	1,372,347
Other receivables	16	1,429	1,425	1,303
Marketable securities	16, 17	—	—	7,492

		2,174,292	1,936,801	1,530,578

Current assets
Inventories	13	295,603	208,931	130,673
Trade receivables	16	120,643	—	281
Income tax receivables		738	739	740
Receivables from group enterprises	16	28,204	—	—
Other receivables	16	8,952	18,414	10,949
Prepayments		24,552	35,916	27,261
Marketable securities	16, 17	—	7,275	290,688
Cash and cash equivalents	16	492,174	263,909	407,184

		970,866	535,184	867,776

Total assets		3,145,158	2,471,985	2,398,354

Equity and liabilities
Equity
Share capital	17	8,149	7,749	7,675
Distributable equity		2,384,422	1,793,109	1,678,334

Total equity		2,392,571	1,800,858	1,686,009

Non-current liabilities
Borrowings	16, 17	9,223	12,011	13,362

		9,223	12,011	13,362

Current liabilities
Convertible notes, matures in April 2028
Borrowings	16, 17	458,207	407,095	399,186
Derivative liabilities	16, 17	150,670	143,296	157,950

		608,877	550,391	557,136

Other current liabilities
Borrowings	16, 17	3,173	3,176	2,950
Trade payables and accrued expenses	16, 17	84,117	85,784	95,174
Payables to group enterprises	16, 17	2,085	—	6,558
Other liabilities		44,998	19,765	37,165
Provisions	15	114	—	—

		134,487	108,725	141,847

		743,364	659,116	698,983

Total liabilities		752,587	671,127	712,345

Total equity and liabilities		3,145,158	2,471,985	2,398,354

(1)	Restatement relates to adoption of amendments to IAS 1 “Presentation of Financial Statements.” Refer to Note 2 for further details.

Financial Statements	40

Statements of Changes in Equity - Group

		Distributable Equity
(EUR’000)	Share Capital	Share Premium	Treasury Shares	Foreign Currency Translation Reserve	Accumulated Deficit	Total
Equity at January 1, 2023	7,675	2,112,863	(149)	3,452	(1,860,493)	263,348

Net profit / (loss) for the period	—	—	—	—	(481,447)	(481,447)
Other comprehensive income/(loss), net of tax	—	—	—	(2,731)	—	(2,731)

Total comprehensive income/(loss)	—	—	—	(2,731)	(481,447)	(484,178)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,660	66,660
Transfer under stock incentive programs	—	—	3	—	(3)	—
Net settlement under stock incentive programs	—	—	—	—	(1,812)	(1,812)
Capital increase	74	10,211	—	—	—	10,285

Equity at December 31, 2023	7,749	2,123,074	(146)	721	(2,277,095)	(145,697)

Net profit / (loss) for the period	—	—	—	—	(378,084)	(378,084)
Other comprehensive income/(loss), net of tax	—	—	—	1,062	—	1,062

Total comprehensive income/(loss)	—	—	—	1,062	(378,084)	(377,022)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	95,512	95,512
Transfer under stock incentive programs	—	—	33	—	(33)	—
Capital Increase (Note 17)	400	340,392	—	—	—	340,792
Cost of capital increase	—	(19,291)	—	—	—	(19,291)

Equity at December 31, 2024	8,149	2,444,175	(113)	1,783	(2,559,700)	(105,706)

Financial Statements	41

Statements of Changes in Equity - Parent

		Distributable Equity
(EUR’000)	Share Capital	Share Premium	Treasury Shares	Foreign Currency Translation Reserve	Accumulated Deficit	Total
Equity at January 1, 2023	7,675	2,112,863	(149)	(53)	(434,327)	1,686,009

Net profit /(loss) for the period	—	—	—	—	39,716	39,716

Total comprehensive income/(loss)	—	—	—	—	39,716	39,716

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	66,660	66,660
Transfer under stock incentive programs	—	—	3	—	(3)	—
Net settlement under stock incentive programs	—	—	—	—	(1,812)	(1,812)
Capital increase	74	10,211	—	—	—	10,285

Equity at December 31, 2023	7,749	2,123,074	(146)	(53)	(329,766)	1,800,858

Net profit /(loss) for the period	—	—	—	—	174,700	174,700

Total comprehensive income/(loss)	—	—	—	—	174,700	174,700

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	95,512	95,512
Acquisition of treasury shares	—	—	33	—	(33)	—
Capital Increase (Note 17)	400	340,392	—	—	—	340,792
Cost of capital increase	—	(19,291)	—	—	—	(19,291)

Equity at December 31, 2024	8,149	2,444,175	(113)	(53)	(59,587)	2,392,571

Financial Statements	42

Cash Flow Statements for the Years Ended December

	Notes	Group		Parent
(EUR’000)		2024	2023	2024	2023
Operating activities
Net profit/(loss) for the year		(378,084)	(481,447)	174,700	39,716
Reversal of finance income		(25,609)	(43,857)	(94,173)	(77,624)
Reversal of finance expenses		100,027	44,065	45,567	34,714
Reversal of (gain)/loss on disposal of property, plant and equipment		(91)	5	—	—
Reversal of income taxes (expenses)		4,843	7,303	40	3
Adjustments for non-cash items:
Non-cash consideration relating to revenue		(27,069)	(2,354)	—	—
Share of (profit)/loss of associates		20,060	18,395	—	—
Share-based payment		95,512	66,660	61,038	43,259
Depreciation		17,247	18,428	4,918	4,267
Impairment of property, plant and equipment		—	7,834	—	—
Amortization		467	483	445	444
Changes in working capital:
Inventories		(86,678)	(78,258)	(86,678)	(78,258)
Receivables		(118,607)	(32,773)	(111,199)	(8,130)
Receivables from group enterprises		—	—	(145,433)	(350,885)
Prepayments		10,392	(11,413)	11,363	(13,158)
Contract liabilities		(1,197)	(7,080)	—	—
Trade payables, accrued expenses and other liabilities		26,965	3,551	23,563	(26,791)
Payables to group enterprises		—	—	2,072	(6,558)
Increase/(decrease) in provisions		61,968	26,187	114	—

Cash flows generated from/(used in) operations		(299,854)	(464,271)	(113,663)	(439,001)
Finance income received		14,374	17,048	11,825	15,283
Finance expenses paid		(15,205)	(15,672)	(12,196)	(12,489)
Income taxes received/(paid)		(5,512)	(4,466)	738	738

Cash flows from/(used in) operating activities		(306,197)	(467,361)	(113,295)	(435,469)

Investing activities
Investment in group enterprises		—	—	(67)	(107)
Proceeds from disposal of property, plant and equipment		950	51	—	—
Acquisition of intangible assets and property, plant and equipment		(1,427)	(2,442)	(394)	(1,230)
Settlement of marketable securities		7,353	288,865	7,353	288,865

Cash flows from/(used in) investing activities		6,876	286,474	6,892	287,528

Financing activities
Repayment of borrowings		(11,365)	(10,438)	(2,834)	(2,714)
Net proceeds from borrowings	16	134,158	136,256	—	—
Proceeds from exercise of warrants		30,514	10,286	30,514	10,286
Proceeds from follow-on public offering		309,913	—	309,913	—
Costs of follow-on public offering		(19,291)	—	(19,291)	—
Payment of withholding taxes under stock incentive programs		—	(1,812)	—	(1,812)

Cash flows from/(used in) financing activities		443,929	134,292	318,302	5,760

Increase/(decrease) in cash and cash equivalents		144,608	(46,595)	211,899	(142,181)

Cash and cash equivalents at January 1		392,164	444,767	263,909	407,184
Effect of exchange rate changes on balances held in foreign currencies		22,771	(6,008)	16,366	(1,094)

Cash and cash equivalents at December 31		559,543	392,164	492,174	263,909

Cash and cash equivalents include
Bank deposits		559,543	392,164	492,174	263,909
Cash and cash equivalents at December 31

		559,543	392,164	492,174	263,909

Financial Statements	43

Notes to the Financial Statements

Note 1 – General Information

Ascendis Pharma A/S, together with its subsidiaries, is a global biopharmaceutical company focused on applying its innovative TransCon technology platform to make a meaningful difference for patients.. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our,” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900 Hellerup, Denmark. The Company’s registration number in Denmark is 29918791.

On February 2, 2015, the Company completed an initial public offering, which resulted in the listing of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors (or “Board”) approved these financial statements on February 12, 2025. The financial statements can be obtained from https://datacvr.virk.dk/

Note 2 – Summary of Material Accounting Policies

Basis of Preparation

The financial statements, which include the consolidated financial statements and the parent financial statements of Ascendis Pharma A/S, are prepared in accordance with the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). The financial statements include additional disclosures for reporting class C large sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

The accounting policies applied when preparing the financial statements are described in detail below and are applied for all group entities. Significant accounting judgements and sources of estimation uncertainties used when exercising the accounting policies are described in Note 3, “Significant Accounting Judgements and Estimates.”

These financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

New and Amended IFRS Accounting Standards and Interpretations

The Company has applied amendments to paragraphs 69 to 76 of IAS 1, “Presentation of Financial Statements,” which was effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement;

•	That a right to defer must exist at the end of the reporting period;

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

Financial Statements	44

The convertible senior notes (“convertible notes”) include an embedded equity conversion option which is not deemed closely related to the financial liability and was initially recognized and measured separately at fair value as derivative liabilities based on the stated terms upon issuance of the convertible notes. The conversion option is classified as a foreign currency conversion option and thus not convertible into a fixed number of shares for a fixed amount of cash. Accordingly, the conversion option is subsequently recognized and measured as a derivative liability at fair value through profit or loss, with any subsequent remeasurement gains or losses recognized as part of finance income or expenses.

Since the embedded derivative is not an equity instrument under IFRS, the amendments require the convertible notes (presented as part of borrowings in the statement of financial position) and derivative liabilities, presented as non-current liabilities as of December 31, 2023, to be presented as current liabilities. The amendments require presentation of the convertible notes as current liabilities even though: the initial conversion price of $166.34 per ADS is not met; the conversion would not require cash settlement; and, the convertible notes do not mature until April 1, 2028. Further details, including (cash) maturity analysis are provided in Note 16, “Financial Assets and Liabilities.” On December 31, 2023, the carrying amount of convertible notes and derivative liabilities were €407.1 million and €143.3 million, respectively. Comparative amounts have been reclassified to reflect the change to presentation, including a third statement of financial position as of the beginning of the preceding period i.e. January 1, 2023.

On December 31, 2023, lease liabilities were presented separately in the consolidated statements of financial position. As of December 31, 2023, carrying amount of lease liabilities was €84.6 million and €14.2 million, for non-current liabilities and current liabilities, respectively. Since March 31, 2024, lease liabilities are presented as part of borrowings in the consolidated statements of financial position. Comparative amounts have been reclassified to reflect the change in presentation.

Accordingly, since March 31, 2024, borrowings comprise convertible notes, royalty funding liabilities, and lease liabilities, where convertible notes are presented separately as “Current liabilities—Convertible notes, matures in 2028.” The change to presentation had no other impact on the consolidated financial statements. Refer to Note 16, “Financial Assets and Liabilities” for a specification of borrowings.

The applied amendments had no other impact on the consolidated financial statements.

Other IFRS Accounting Standards and Interpretations

Other amendments apply for the first time in 2024, but do not have an impact on the financial statements.

Going Concern

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, the Company continues to adopt the going concern basis of accounting in preparing the financial statements.

Basis of Consolidation

The consolidated financial statements include the parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 20, “Investments in Group Enterprises”.

Consolidation Principles

Subsidiaries, which are enterprises the Company controls, are fully consolidated from the date upon which control is transferred to the Company. They are deconsolidated from the date control ceases.

Financial Statements	45

Control over an enterprise is reassessed if facts and circumstances indicate that there are changes to one or more of the three elements of control, respectively:

•	the contractual arrangement(s) with the other vote holders of the enterprise;

•	the Company’s voting rights and potential voting rights; and

•	rights arising from other contractual arrangements.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between group enterprises are eliminated in full on consolidation.

Subsidiaries apply accounting policies in line with the Company’s accounting policies. When necessary, adjustments are made to bring the entities’ accounting policies in line with those of the Company.

Investments in Associates

An associate is an entity over which the Company has significant influence over financial and operational decisions but without having control or joint control. The Company’s associates are accounted for using the equity method and initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associates since the acquisition or establishment date.

The consolidated statements of profit or loss include the Company’s share of result after tax of the associates after any adjustments made to bring the associates accounting policies in line with those of the Company. Transactions between the associates and the Company are eliminated proportionally according to the Company’s interest in the associates. Unrealized gains and losses resulting from transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates.

On each reporting date, the Company determines whether there are indications that the investment is impaired. If there is such evidence, the amount of impairment is calculated as the difference between the recoverable amount of the associate and its carrying amount. Any impairment loss is recognized in the consolidated statements of profit or loss.

Foreign Currency

Functional and Presentation Currency

Items included in the consolidated financial statements are measured using the functional currency of each group entity. Functional currency is the currency of the primary economic environment in which the entity operates. The financial statements are presented in Euros (or “EUR”), which is also the functional currency of the parent company.

Translation of Transactions and Balances

On initial recognition, transactions in currencies other than the individual entity’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the reporting date are translated using the exchange rate in effect at the reporting date. Monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange rate differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the reporting date, are recognized in profit or loss as finance income or finance expenses. Property, plant and equipment, intangible assets and other non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Financial Statements	46

Currency Translation of Group Enterprises

When subsidiaries or associates present their financial statements in a functional currency other than EUR, their statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the reporting date. Exchange rate differences arising from translation of foreign entities’ balance sheet items at the beginning of the year to the reporting date exchange rates as well as from translation of statements of profit or loss from average rates to the exchange rates at the reporting date are recognized in other comprehensive income. Similarly, exchange rate differences arising from changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Revenue

Revenue from Commercial Products

Revenue is recognized when the customer has obtained control of the goods and it is probable that the Company will collect the consideration to which it is entitled for transferring the goods. Control is transferred upon delivery.

Revenue is measured at the contractual sales price, reflecting the consideration received or receivable from customers, net of value added taxes, and provisions for a variety of sales deductions such as prompt pay discounts, shelf stock adjustments and applicable sales deductions attributable to various commercial arrangements, managed healthcare organizations, government programs and co-pay arrangements. In addition, goods are principally sold on a “sale-or-return” basis, where customers may return products in line with the Company’s return policy. Sales deductions and product returns are considered variable consideration and are estimated at the time of sale using the expected value method. The amount of variable consideration that is included in the transaction price may be constrained and is included in the net contractual price only to the extent that it is probable that a significant reversal will not occur.

Unsettled sales deductions and product returns are recognized as provisions when timing or amount is uncertain. Payable amounts that are absolute are recognized as other liabilities. Sales discounts and deductions that are payable to customers are offset in trade receivables.

Other Revenue

Other revenue relates to collaboration and license agreements. When contracts with customers are entered into, the goods and/or services promised in the contract are assessed to identify distinct performance obligations. A promise in the agreement is considered a distinct performance obligation if both of the following criteria are met:

•

the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and

•

the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

For collaboration and license agreements that contain multiple promises to the customer, the promises are identified and accounted for as separate performance obligations if these are distinct. If promises are not distinct, those goods or services are combined with other promised goods or services until a bundle of goods or services that is distinct is identified.

The transaction price in the contract is measured at fair value and reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Under license agreements, the transaction price may include up-front payments, royalty and milestone payments.

Sales-based royalty and sales-based milestone income promised in exchange for a license of intellectual property is recognized as revenue at the later of the occurrence of subsequent sale or satisfaction of the performance obligation to which some or all of the royalty or milestone has been allocated. Milestone income related to regulatory activities is included in the transaction price at the point in time that it is highly probable that the applicable milestone criteria is met.

Financial Statements	47

The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services is transferred to the customer, either over time or at a point in time, depending on the specific terms and conditions in the contracts. License agreements, which transfer rights to the Company~~’~~s intellectual property (“IP”), are classified as “right-to-access”, with revenue recognized over time, or as “right-to-use” with revenue recognized at a point in time.

Sale of clinical trial supply is recognized as revenue when the customer has obtained control of the goods and it is probable that the Company will collect the consideration to which it is entitled for transferring the goods. Control is transferred upon delivery. Rendering of services is recognized as revenue over the service period as stipulated under the applicable agreement.

Research and Development Costs

Research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs and costs for process optimizations and improvements performed by Clinical Research Organizations (“CROs”) and Contract Manufacturing Organizations (“CMOs”), salaries and other personnel costs including pension and share-based payment, the cost of facilities, professional fees, cost of obtaining and maintaining the Company’s intellectual property portfolio, and depreciation of non-current assets related to research and development activities.

Research costs are incurred at the early stages of the drug development cycle from the initial drug discovery and include a variety of preclinical research activities in order to assess potential drug candidates in non-human subjects, prior to filing an Investigational New Drug Application (“IND”), or equivalent. Research costs are recognized in the statement of profit or loss when incurred.

Development activities relate to activities following an IND, or equivalent, and typically involve a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings, prior to obtaining the necessary approval from the appropriate authorities. Development activities comprise drug candidates undergoing clinical trials starting in phase I (first time drug is administered in a small group of humans), and further into Phase II and III, which include administration of drugs in larger patient groups. Following, and depending on clinical trial results, a Biologic License Application (“BLA”) or New Drug Application (“NDA”) may be submitted to the authorities, to apply for marketing approval, which, with a positive outcome will permit the Company to market and sell the products. Long-term extension trials may be ongoing following submission of a BLA or NDA.

Development costs also include product development and pre-commercial manufacturing costs related to development product candidates, and write-downs of inventories manufactured for late-stage development product candidates prior to marketing approval being obtained (pre-launch inventories).

Due to the risk related to the development of pharmaceutical products, the Company cannot estimate the future economic benefits associated with individual development activities with sufficient certainty until the development activities have been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the statement of profit or loss when incurred.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, professional fees, and depreciation of non-current assets related to selling general and administrative activities, including pre-commercial and commercial activities. Selling, general and administrative expenses are recognized in the statement of profit or loss when incurred.

Share-based Incentive Programs

Share-based incentive programs comprise warrant programs, Restricted Stock Unit programs (“RSU-programs”) and Performance Stock Unit Programs (“PSU-programs”) which are classified as equity-settled share-based payment transactions.

Financial Statements	48

The cost of equity-settled transactions is determined by the fair value at the date of grant. For warrant programs, the fair value of each warrant granted is determined using the Black-Scholes option pricing model. For RSU-programs and PSU-programs, the fair value of each RSU or PSU granted is equal to the closing share price on the date of grant of the underlying ADS. Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as expenses when incurred. The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 7, “Share-based Payment.”

The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled (i.e., the vesting period). The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight-line basis over the vesting period for each tranche, based on the best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest.

Where an equity-settled grant is cancelled other than upon forfeiture when vesting conditions are not satisfied, the grant is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately.

Where the terms and conditions for an equity-settled grant are modified, the services measured at the grant date fair value over the vesting period are recognized, subject to performance and/or service conditions that were specified at the initial grant date(s). Additionally, at the date of modification, unvested grants are re-measured and any increase in the total fair value is recognized over the vesting period. If a new grant is substituted for the cancelled grant and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant.

The Parent Company, together with its subsidiaries have entered into group share-based payment arrangements. The Parent Company incurs share-based payment transactions, whereas subsidiaries receive the services, and the Parent Company incur an obligation to settle the transaction with the subsidiaries. While the obligations are settled in the Parent Company’s own equity instruments, group share-based payments are in the Parent Company’s separate financial statements recognized as cost of investment in subsidiaries with a corresponding increase in equity over the vesting period. Where applicable, subsidiaries settles share-based payment transactions with the Parent Company, which are off-set to investments in subsidiaries.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses, realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies, fair value remeasurement gains and losses on derivative liabilities, and remeasurement gains and losses on royalty funding liabilities.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future cash payments or receipts through the expected life of the financial asset or financial liability to the amortized cost (the carrying amount) of such asset or liability.

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in the statement of profit or loss by the portion attributable to the profit or loss for the year and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the statement of financial position, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the reporting date are used. Current tax payable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the statements of profit or loss because it excludes items of income or expense that are taxable or deductible in prior or future years. In addition, taxable profit or loss excludes items that are never taxable or deductible.

Financial Statements	49

Deferred tax is recognized according to the balance sheet liability method of all temporary differences between carrying amounts and tax-based values of assets and liabilities, apart from deferred tax on all temporary differences occurring on initial recognition of goodwill or on initial recognition of a transaction which is not a business combination, and for which the temporary difference found at the time of initial recognition neither affects profit or loss nor taxable income.

Deferred tax liabilities are recognized on all temporary differences related to investments in subsidiaries and/or associates, unless the Company is able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the statement of financial position at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. Deferred tax assets are only offset against deferred tax liabilities if the entity has a legally enforceable right to offset, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax jurisdiction. Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the reporting date are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in the statement of profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income. On every reporting date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be utilized.

Intangible assets

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash-generating units to which goodwill is allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purposes.

Software

Software assets comprise administrative applications and serve general purposes to support the Company’s operations.

Development costs that are directly attributable to the design, customization, implementation, and testing of identifiable and unique software assets controlled by the Company are recognized as intangible assets from the time that; (1) the software asset is clearly defined and identifiable; (2) technological feasibility, adequate resources to complete, and an internal use of the software asset can be demonstrated; (3) the expenditure attributable to the software asset can be measured reliably; and (4) the Company has the intention to use the software asset internally. The Company does not capitalize software with no alternative use, or where economic benefit depends on marketing approvals of drug candidates and where marketing approvals have not been obtained.

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Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when the development is complete, and the asset is available for use.

Software assets are amortized over the period of expected future benefits. Amortization is recognized in research and development costs, and selling, general and administrative expenses, as appropriate. Expenditures that do not meet the criteria above are recognized as an expense as incurred.

Other Intangible Assets

Intangible assets comprise acquired intellectual property rights in the form of patents and licenses, which are measured at cost less accumulated amortization and accumulated impairment losses. Cost comprises the acquisition price and costs directly attributable to the acquisition of the asset. The amortization period is determined based on the expected economic and technical useful life of the asset, and amortization is recognized on a straight-line basis over the expected useful life of 5-10 years depending on the planned use of the specific asset and the lifetime of the patents protecting the intellectual property rights. Subsequent costs to maintain the intangible assets are recognized as expenses in the period to which they relate.

Property, Plant and Equipment

Property, plant and equipment primarily comprises leasehold improvements, office facilities, and process equipment and tools which are located at CMOs. Property, plant and equipment also includes right-of-use assets. Refer to the separate section “Leases.”

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be used in operation. Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to the Company and costs of the items can be measured reliably. All repair and maintenance costs are charged to the statement of profit or loss during the financial periods in which they are incurred.

Plant and equipment acquired for research and development activities with alternative use, which is expected to be used for more than one year, is capitalized and depreciated over the estimated useful life as research and development costs. Plant and equipment acquired for research and development activities, which has no alternative use, is recognized as research and development costs when incurred.

If the acquisition or use of the asset involves an obligation to incur costs of decommissioning or restoration of the asset, the estimated related costs are recognized as a provision and as part of the relevant asset’s cost, respectively.

The basis for depreciation is cost less estimated residual value. The residual value is the estimated amount that would be earned if selling the asset today net of selling costs, assuming that the asset is of an age and a condition that is expected after the end of its useful life.

Cost of a combined asset is divided into smaller components, with such significant components depreciated individually if their useful lives vary. Depreciation commences when the asset is available for use, which is when it is in the location and condition necessary for it to be capable of operating in the manner intended.

Depreciation is calculated on a straight-line basis, based on an asset’s expected useful life, being within the following ranges:

Process plant and machinery	5-10 years
Other equipment	3- 5 years
Leasehold improvements	3-11 years
Right-of-use assets	2-11 years

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

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Property, plant and equipment is written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below. Depreciation and impairment losses of property, plant and equipment is recognized in the statement of profit or loss as cost of sales, research and development costs or as selling, general, and administrative expenses, as appropriate.

Gains and losses on disposal of property, plant and equipment are recognized in the consolidated statement of profit or loss at its net proceeds, as either research and development costs or as selling, general, and administrative expenses, as appropriate.

Investments in Group Enterprises – Parent Company

Investments in group enterprises are recognized and measured at cost. Investments that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Investments are written down to the lower of recoverable amount and carrying amount which is further described below in the section “Impairment.”

Impairment of Non-current Assets

The recoverable amount of goodwill is estimated annually irrespective of any recorded indications of impairment. Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows, or cash-generating units, which for goodwill represent the lowest level within the enterprise at which the goodwill is monitored for internal management purposes. Prior impairments of non-current assets, other than goodwill, are reviewed for possible reversal at each reporting date.

Inventories

Inventories comprise raw materials, work in progress and finished goods. The cost of work in progress and finished goods comprise service expenses incurred at CMOs, raw materials consumed, incremental storage and transportation, other direct materials, and a proportion of manufacturing overheads based on normal operation capacity.

Inventories are measured at the lower of cost incurred in bringing it to its present location and condition, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Cost is measured using the first-in, first-out method.

Work in progress and finished goods are measured under a standard cost method that takes into account normal levels of consumption, yields, labor, efficiency and capacity utilization. Production processes are complex, where actual yields and consumptions are sensitive to a wide variety of manufacturing conditions. Standard cost variances are reviewed regularly and adjusted to ensure inventories approximate actual cost of production.

If net realizable value is lower than cost, a write-down is recognized as the excess amount by which cost exceeds net realizable value, as part of cost of sales, or selling, general, and administrative expenses, as appropriate. The amount of reversal of write-down of inventories arising from an increase in net realizable value is recognized as a reduction in cost of sales in the period in which the reversal occurs.

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Manufacturing of pre-launch inventories is initiated for late-stage product candidates where manufacturing costs are recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approval, pre-launch inventories are immediately written down to zero through research and development costs. If marketing approval is obtained, prior write-downs of pre-launch inventories are reversed through research and development costs.

Cost of inventories is recognized as part of cost of sales in the period in which the related revenue is recognized.

Receivables

Receivables comprise trade receivables, income tax receivables and other receivables.

Trade receivables are classified as financial assets at amortized cost, as these are held to collect contractual cash flows and thus give rise to cash flows representing solely payments of principal and interest. Trade receivables are initially recognized at their transaction price and subsequently measured at amortized cost. Income tax receivables and other receivables related to deposits, VAT and other indirect taxes are measured at cost less impairment. Carrying amounts of receivables usually equals their nominal value less provision for impairments.

Prepayments

Prepayments comprise advance payments relating to a future financial year. Prepayments are measured at cost.

Marketable Securities

Marketable securities may comprise government bonds, treasury bills, commercial papers, and other securities traded on established markets.

At initial recognition (trade-date), contractual terms of individual securities are analyzed to determine whether these give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding (“SPPI-test”). All marketable securities held at the reporting date have passed the SPPI-test.

Marketable securities are initially recognized at fair value at trade-date, and subsequently measured at amortized cost under the effective interest method. Interest income is recognized as finance income in the statement of profit or loss. Marketable securities are subject to an impairment test to accommodate expected credit loss. Gains and losses are recognized as finance income or expenses in the statement of profit or loss when the specific security or portfolio of securities is derecognized, modified or impaired.

Marketable securities, having maturity profiles of three months or less after the date of acquisition are presented as cash equivalents in the statements of financial position, where securities having maturities of more than three months after the date of acquisition are presented separately as marketable securities as current (i.e., those maturing within twelve months after the reporting date) or non-current assets, as appropriate.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and on-demand deposits with financial institutions, and highly liquid marketable securities with a maturity of three months or less after the date of acquisition (trade-date). Cash and cash equivalents are measured at amortized cost.

Allowance for Expected Credit Losses on Financial Assets

Financial assets comprise receivables (excluding receivables relating to VAT, other indirect tax and income tax), marketable securities, and cash and cash equivalents. Impairment of financial assets is determined on the basis of a forward-looking Expected Credit Loss (“ECL”) model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows expected to be received, discounted by an approximation of the original effective interest rate.

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For receivables, a simplified approach in calculating ECLs is applied. Therefore, changes in credit risks are not tracked, but instead, a loss allowance based on lifetime ECL is assessed at each reporting date. Lifetime ECLs are assessed on historical credit loss experience, adjusted for forward-looking factors specific to the counterparts and the economic environment.

For cash, cash equivalents and marketable securities, ECLs are assessed for credit losses that result from default events that are possible within the next twelve months (12-month ECL). Credit risk is continuously tracked and monitored in order to identify significant deterioration. For those credit exposures for which there have been a significant increase in credit risk since initial recognition, an allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

Shareholders’ Equity

The share capital comprises the nominal amount of the parent company’s ordinary shares, each at a nominal value of DKK 1, or approximately €0.13. All shares are fully paid.

Share premium comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases. Under Danish legislation, share premium is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders. Also, under Danish legislation, the share premium reserve can be used to offset accumulated deficits.

Treasury shares reserve comprise nominal amounts of holding of own equity instruments. No gain or loss is recognized in profit or loss on the purchase, sale, transfer or cancellation of the Company’s own equity instruments. The treasury shares reserve is part of unrestricted reserves and accordingly, reduce the amount available to be distributed as dividends to the Company’s shareholders.

Foreign currency translation reserve includes exchange rate adjustments relating to the translation of the results and net assets of foreign operations from their functional currencies to the presentation currency.

The accumulated reserve of a foreign operation is reclassified to the statement of profit or loss at the time the Company loses control, and thus cease to consolidate such foreign operation. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.

Retained earnings/(accumulated deficit) represents the accumulated profits or losses from the Company’s operations, including corresponding entries to share-based payments recognized in the statement of profit or loss. In addition, premiums from acquisition and sale of treasury shares are recognized as part of this reserve. A positive reserve is available to be distributed as dividends to the Company’s shareholders.

Convertible Senior Notes and Embedded Derivative Liabilities

Convertible senior notes (“convertible notes”) are separated into a financial liability and an embedded derivative component based on the terms and conditions of the contract. The embedded derivative component is accounted for separately if it is not deemed closely related to the financial liability.

The convertible notes include an embedded equity conversion option which is not deemed closely related to the financial liability, and initially recognized and measured separately at fair value as derivative liabilities based on the stated terms upon issuance of the convertible notes. The conversion option is classified as a foreign currency conversion option and thus not convertible into a fixed number of shares for a fixed amount of cash. Accordingly, the conversion option is subsequently recognized and measured as a derivative liability at fair value through profit or loss, with any subsequent remeasurement gains or losses recognized as part of finance income or expenses.

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In addition, the convertible notes include a redemption option, which entitle the Company to redeem the notes at a cash amount equal to the principal amount of the convertible notes, plus accrued and unpaid interest. The redemption option is closely related to the financial liability, and not separately accounted for. The initial carrying amount of the financial liability component including the redemption option is the residual amount of the proceeds, net of transaction costs, after separating the derivative component.

Transaction costs are apportioned between the financial liability and derivative component based on the allocation of proceeds when the instrument is initially recognized. Transaction costs apportioned to the financial liability component form part of the effective interest and are amortized over the expected lifetime of the liability. Transaction costs allocated to the derivative component are expensed as incurred.

The financial liability is subsequently measured at amortized cost until it is extinguished on conversion, upon optional redemption or repayment at maturity. Convertible notes are presented as borrowings, together with the derivative liabilities on the statement of financial position, separately under current liabilities as “Convertible notes, matures in April 2028.”

Royalty Funding Liabilities

Royalty funding liabilities relate to the Company’s contractual obligations to pay a predetermined percentage of future revenue from sale of commercial products until reaching a predetermined multiple of proceeds received, pursuant to the detailed provisions of the capped synthetic royalty funding agreements.

Where relevant, royalty funding liabilities are separated into a financial liability and embedded derivative components based on the terms and conditions of the applicable royalty funding agreement. Embedded derivative components are accounted for separately, unless these are deemed closely related to the financial liability. The royalty funding agreements include a buy-out option where the value is dependent on non-financial variables that are specific to the Company. Accordingly, the buy-out option is not accounted for separately as a derivative.

The financial liability is recognized when the Company becomes party to the contractual provisions of the royalty funding agreement and measured at amortized cost until it is extinguished upon exercising a buy-out option or upon achieving the predetermined multiple of proceeds received.

The effective interest rate is estimated at initial recognition and takes into account incremental transaction costs and anticipated amount and timing of future cash flows, which further depends on future commercial revenue forecasts and the probability of exercising the buy-out option. The amortized cost is remeasured prospectively when there is a material change in expectations to amount and timing of future cash flows, which will increase or decrease future interest expenses. Remeasurement gain or losses are recognized through the profit or loss as finance income or expenses, respectively.

Royalty funding liabilities that are classified as a financial liability are presented as part of borrowings in the statement of financial position.

Leases

Right-of-use Assets

Right-of-use assets are recognized at the lease commencement date, defined as the date the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets include the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. In addition, right-of-use assets also include an estimate of costs to be incurred by the Company in dismantling or restoring the underlying asset to the condition if required by the terms and condition of the lease, if any.

Right-of-use assets are presented as part of property, plant and equipment, and depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

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Lease Liabilities

At the lease commencement date, lease liabilities are recognized and measured at the present value of fixed lease payments and variable lease payments that depend on an index or a rate, whereas variable lease payments and payments related to non-lease components are excluded. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the statement of profit or loss when incurred.

When interest rates implicit in the lease contracts are not readily available, the present value of lease payments are calculated by applying the incremental borrowing rate of the relevant entity holding the lease. Following the commencement date, the incremental borrowing rate is not changed unless the lease term is modified, or if the lease payments are modified and this modification results from a change in floating interest rates. From the lease commencement date and over the lease term, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in lease term, or a change in lease payments, including changes to future payments resulting from a change in an index used to determine such lease payments.

Lease liabilities are presented as part of borrowings in the statement of financial position.

Provisions

Provisions comprise unsettled sales deductions and product returns regarding revenue from sale of commercial products where amount or timing of payment is uncertain.

Provisions for sales deductions attributed to various commercial arrangements, managed healthcare organizations, government programs, and co-pay arrangements are recognized when the related sales takes place and measured using the expected value method. Payable amounts for managed healthcare organizations and government programs are generally settled within 180 days from the transaction date.

Provisions for estimated product returns are measured according to the contractual sales price based on expected product returns.

Trade Payables and Accrued Expenses

Trade payables and accrued expenses are measured at amortized cost.

Other Liabilities

Other liabilities comprise payables to public authorities, short-term employee benefits, and sales deductions. Other liabilities are measured at their net-realizable values.

Contract Liabilities

Contract liabilities comprise deferred income from collaboration and license agreements, where consideration received does not match the individual deliverables with respect to amount and satisfied performance obligations.

Contract liabilities are measured at the fair value of the consideration received and is recognized as revenue in the statement of profit or loss when the relevant performance obligation, to which the deferred income relates, is satisfied.

Cash Flow Statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year.

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Cash flows from operating activities are presented using the indirect method and calculated as the profit or loss adjusted for non-cash items, working capital changes as well as finance income, finance expenses and income taxes paid.

Cash flows from investing activities include payments in connection with acquisition, development, improvement and sale, etc., of property, plant and equipment, investments in associates and marketable securities.

Cash flows from financing activities comprise payments related to the capital structure of the Company, including changes in the share capital and treasury shares and issuance and repayments under the Company’s borrowing activities.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities. Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Cash and cash equivalents comprise cash and on-demand bank deposits with financial institutions and highly liquid marketable securities with a maturity of three months or less after the date of acquisition.

Basic Earnings per Share

Basic Earnings per Share (“EPS”) is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding. The weighted average number of shares takes into account the weighted average number of treasury shares during the year.

Diluted Earnings per Share

Diluted EPS is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the weighted average effect of changes in treasury shares during the year, and the dilutive effect of outstanding warrants and convertible notes. If the consolidated statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

New IFRS Accounting Standards Not Yet Effective

The IASB has issued a number of new or amended standards, which have not yet become effective or have not yet been adopted by the EU. Therefore, these new standards have not been incorporated in these financial statements.

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which replaces IAS 1, “Presentation in Financial Statements.” IFRS 18 introduces new categories and subtotals in the statement of profit or loss, into:

•	Operating activities;

•	Investing activities;

•	Financing activities;

•	Income taxes; and

•	Discontinued operations.

In addition, IFRS 18 includes new requirements for the location, aggregation and disaggregation of financial information, and disclosure of management-defined performance measures, as defined, if any. IFRS 18 does not include any measurement changes.

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If approved by the EU, the amendments will be effective for annual reporting periods beginning on or after January 1, 2027, and must be applied retrospectively, with early adoption permitted. While IFRS 18 will change the structure and subtotal in the statement of profit or loss, the full impact from implementing IFRS 18 is currently being analyzed by the Company.

The financial statements are not expected to be affected by other new or amended standards.

Note 3 – Significant Accounting Judgements and Estimates

In the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Judgements, estimates and assumptions applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning estimates and assumptions could result in outcomes that require a material adjustment to assets and liabilities in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. While the application of critical accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of critical accounting estimates and underlying assumptions have not revealed any material impact in any of the years presented in these financial statements.

There have been no changes to the application of significant accounting judgements, or estimation uncertainties regarding accounting estimates compared to December 31, 2023.

Significant Accounting Judgements

Significant accounting judgements which have a material impact on the financial statements are described in the following sections.

Internally Generated Intangible Assets

Development of Drug Candidates

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the statements of financial position if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that the Company has the intent to produce and market the product. Such an intangible asset shall be recognized if it can be demonstrated that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Due to the risk associated with drug development, future income from development projects related to drug candidates cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, the Company does not recognize internally generated intangible assets at this time.

Significant Estimation Uncertainties

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Revenue and Provisions

Provisions for Sales Deductions and Product Returns

Sales deductions and product returns are considered variable consideration and constrained to the extent that a significant reversal in the amount of recognized revenue will not occur when the uncertainties associated with the rebate or chargeback item are subsequently resolved, or for product returns, when the products are distributed to patients.

Financial Statements	58

Provisions for unsettled sales deductions and product returns are estimated on the basis of a percentage of sales as defined by individual agreements and contracts, and for government rebates by individual state- and plan agreements. Further inputs to the calculations are based on payer channel mix, current contract prices under eligible programs and current inventory levels in the distribution channels. Inputs to the calculations are subject to estimation and assumptions and are based on historical experience and other factors that are relevant, and which are available at the reporting date. Provisions are adjusted to absolute amounts and recognized as other liabilities when estimated sales deductions are processed.

As of December 31, 2024, provisions for sales deductions and product returns were €99.1 million compared to €32.7 million, as of December 31, 2023. The development in total provisions is disclosed in Note 15, “Provisions.” Due to the nature of these provisions, it is not practicable to give meaningful sensitivity estimates due to the large volume of variables that contribute to the overall rebates, chargebacks, product returns and other sales deductions. Provisions are reviewed and adjusted regularly considering contractual terms, regulatory obligations, payer trends, historical experiences and market projections.

Share-based Payment

Warrant Compensation Costs

IFRS 2, “Share-Based Payment” requires an entity to reflect in its statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized as cost of sales, research and development costs or selling, general and administrative expenses, as appropriate, over the vesting period, based on management’s best estimate of the number of warrants that will ultimately vest, which is subject to uncertainty.

Warrant compensation costs are measured according to the grant date fair value of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model. These inputs include expected volatility of the Company’s share price for a historic period equaling the expected lifetime of the warrants, reflecting the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends, expected forfeitures and expected lifetime of warrants.

Warrant compensation cost recognized in the consolidated statement of profit or loss was €19.7 million, and €28.8 million for the years ended December 31, 2024, and 2023, respectively. Changes to inputs applied to the Black-Scholes option pricing model could affect the warrant compensation cost. Refer to Note 7, “Share-based Payment,” for additional details.

Valuation of Embedded Derivatives

Foreign currency conversion options embedded in the convertible notes are accounted for separately as derivative liabilities at fair value through profit or loss.

Fair value cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by use of valuation techniques in the form of the Black-Scholes option pricing model. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate unobservable input to the valuation model (Level 3 in the fair value hierarchy). This includes volatility of the Company’s share price for a historic period, reflecting the assumption that the historical volatility is indicative of a period similar to the expected lifetime of the options.

As of December 31, 2024, the valuation of the derivative liabilities was €150.7 million compared to €143.3 million as of December 31, 2023. Changes in assumptions relating to these factors could affect the reported fair value of derivative liabilities. Refer to Note 16 “Financial Assets and Liabilities”, for additional details.

Financial Statements	59

Measurement of Royalty Funding Liabilities

The carrying amount of royalty funding liabilities is measured according to anticipated future cash flows, which further depends on the amount and timing of future revenue from sale of commercial products. Assumptions that impact the amount and timing of future sale of commercial products are subject to estimation uncertainties, and are subject to a number of factors which are not within the Company’s control.

As of December 31, 2024, the carrying amount of the royalty funding liabilities was €305.4 million compared to €138.4 million as of December 31, 2023. As of December 31, 2024, royalty funding liabilities comprised two agreements compared with one agreement as of December 31, 2023. The Company will periodically revisit the anticipated amount and timing of future sale of commercial products and to the extent such amount or timing is materially different from the previous estimates, a remeasurement gain or loss is recognized through the profit or loss as finance income or expenses, as appropriate, which would further increase or decrease future interest expenses. Refer to Note 16 “Financial Assets and Liabilities” for additional details.

Note 4 – Revenue

Revenue has been recognized in the statements of profit or loss with the following amounts:

	Group		Parent
(EUR’000)	2024	2023	2024	2023
Revenue
Commercial products	225,728	178,663	47,940	54,710
Rendering of services	11,794	21,659	252,566	243,002
Clinical supply	3,776	319	—	—
Licenses	122,343	66,077	105,274	5,000

Total revenue	363,641	266,718	405,780	302,712

Attributable to
Commercial customers	225,728	178,663	400	—
Collaboration partners and license agreements	137,913	88,055	95,397	—
Group enterprises	—	—	309,983	302,712

Total revenue	363,641	266,718	405,780	302,712

Specified by timing of recognition
Recognized over time	11,794	21,659	252,566	243,002
Recognized at a point in time	351,847	245,059	153,214	59,710

Total revenue	363,641	266,718	405,780	302,712

Specified per geographical area
Europe (1)	123,336	869	405,386	302,712
North America	233,220	191,677	394	—
Rest of world	7,085	74,172	—	—

Total revenue	363,641	266,718	405,780	302,712

(1)	For the year ended December 31, 2024 Denmark, the country of domicile, contributed with €95.4 million of revenue (parent €405.0 million and €302.7 million for 2023).

Financial Statements	60

Commercial Customers

Revenue attributable to commercial customers by product were as follows:

	Group
	2024	2023
(EUR’000)
Revenue from commercial products
SKYTROFA®	197,001	178,663
YORVIPATH®	28,727	—

Total revenue from commercial products	225,728	178,663

Revenue from sales of SKYTROFA® is primarily sold to specialty pharmacies and specialty distributors in the U.S. market, and to wholesalers and pharmacies in Germany. Revenue from sale of SKYTROFA for the year ended December 31, 2024 was negatively impacted by an adjustment to estimates and assumptions for sales deductions of €4.7 million, which was related to periods prior to January 1, 2024. The adjustment was primarily attributable to a different payer and rebate mix than anticipated, and on which provisions for prior years were based.

In November 2023, TransCon PTH received marketing approval in the EU and European Economic Area countries and is marketed as YORVIPATH®. In August 2024, TransCon PTH received marketing approval in the U.S. and is marketed in the U.S. as YORVIPATH. The Company began selling YORVIPATH, primarily to pharmacies in Europe in the first quarter of 2024, and to specialty pharmacies in the U.S. in December 2024. In addition, the Company began selling YORIVPATH to distributors in the second quarter of 2024.

For the years ended December 31, 2024 and 2023, four commercial customers represented more than 10% of sales to commercial customers.

Collaboration Partners and License Agreements

Revenue attributable to collaboration partners and license agreements relates to Novo Nordisk A/S (“Novo Nordisk”), Eyconis, Inc. (“Eyconis”), Teijin Limited (“Teijin”) and VISEN Pharmaceuticals (“VISEN”). Under the collaboration agreements, the Company also provides various research and development services which are invoiced to collaboration partners. Revenue for these activities is presented as part of “Rendering of services.” Employment costs related to these activities are presented as Research and Development Costs in the consolidated statement of profit or loss.

Novo Nordisk

In November 2024, the Company entered into a research and development collaboration and license agreement (the “Novo Nordisk Agreement”) with Novo Nordisk pursuant to which the Company granted Novo Nordisk an exclusive worldwide license to the TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products (including Semaglutide) in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases (the “IP”).

The Novo Nordisk Agreement includes provisions requiring at least one TransCon Semaglutide product and at least one other TransCon technology-based product to be identified, developed and commercialized in metabolic diseases to maintain certain exclusivities in the field, with additional provisions for cardiovascular diseases. Under the terms of the Novo Nordisk Agreement, Novo Nordisk also receives exclusive rights to expand any resulting metabolic disease products into other therapeutic areas. The lead program in the collaboration is a once-monthly TransCon Semaglutide product candidate that will initially target obesity and type 2 diabetes.

Under the Novo Nordisk Agreement, the Company has the potential to receive total payments of up to $285 million in upfront, development and regulatory milestone payments for the lead program. In addition, the Company has the potential to receive sales-based milestone payments and tiered royalties on global net sales. The $285 million includes an upfront fee of $100 million for the exclusive license. For each additional metabolic or cardiovascular disease product candidate, the Company will be eligible

Financial Statements	61

to receive payments of up to $77.5 million in development and regulatory milestone payments. In addition, the Company has the potential to receive sales-based milestone payments and tiered royalties on global net sales. Novo Nordisk agreed to pay royalties for each potential licensed product developed under the agreement that are an escalating tiered, mid-single digit percentage of the annual net sales of such licensed product and are subject to reduction due to patent valid claim expiration, biosimilar product market share, payment made under certain licenses for third party intellectual property and Inflation Reduction Act price negotiations.

Under the Novo Nordisk Agreement, the Company agreed to conduct certain pre-agreed early research and development of TransCon product candidates under the collaboration and is eligible to receive cost reimbursement from Novo Nordisk for its performance of such research and development activities under the Novo Nordisk Agreement with respect to such TransCon product candidates. Novo Nordisk is responsible for any other non-clinical and clinical development, regulatory, commercial manufacturing, and commercialization of such TransCon product candidates, and all costs associated with such activities.

Subject to the terms of the Novo Nordisk Agreement, the Company granted Novo Nordisk an exclusive, worldwide, royalty-bearing license, with the right to grant sublicenses, to use its proprietary TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases. Additionally, the Company granted Novo Nordisk an exclusive, worldwide, royalty-bearing license, with the right to grant sublicenses, to use its proprietary TransCon technology platform to develop, manufacture and commercialize GLP-1 receptor products using the TransCon technology for all indications, except for (i) certain pre-agreed rare endocrine indications, (ii) all indications in respect of the eye and adnexa and (iii) all indications in respect of oncology.

Unless earlier terminated, the Novo Nordisk Agreement has a royalty term that continues, on a per licensed product and per country basis, until the later of (i) the expiration of the last valid patent claim for any of our patents, joint improvement patents, licensed product patents as well as any improvements made by Novo Nordisk covering the licensed product’s dosage regimen or target product profile, or (ii) 11 years after the first commercial sale of such licensed product in such country.

The IP comprises the patent protected TransCon technology platform, where future activities do not affect its existing stand-alone functionalities. Accordingly, the IP is classified as “right-to-use” licenses, with revenue recognized at a point in time, where the licensee is granted access to the IP.

For the year ended December 31, 2024, “Licenses” includes revenue of €95.3 million related to the upfront payment, which is allocated to transfer of the Company’s intellectual property.

Eyconis

In January 2024, the Company announced the formation and launch with Frazier Life Sciences of Eyconis, a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital.

The Company has granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally (the “Eyconis Agreement”) and received, as consideration, an equity position in the newly formed company. In addition, the Company is eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any.

The Company is expected to provide various research and development services, which are subject to separate remuneration, and which will be recognized as revenue over time as rendering of services or reimbursement revenue, as applicable.

Financial Statements	62

For the year ended December 31, 2024, “Licenses” includes revenue of €27.1 million related to the non-cash upfront payment through an equity position in Eyconis, adjusted for internal profit, which is allocated to transfer of the Company’s intellectual property (the “IP”). The internal profit relates to the Company’s share of the non-cash upfront payment which is recognized as part of “Investments in associates” and recognized as revenue from “Licenses” as the IP is amortized in the associate.

No revenue from royalties or milestones has been recognized under the Eyconis agreement.

Teijin

In November 2023, the Company entered into an exclusive license agreement (the “Teijin Agreement”) with Teijin for the further development and commercialization of TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare disease (the “Licensed Products”) in Japan. Under the terms of the Teijin Agreement, the Company received an upfront payment of $70 million, with additional development and regulatory milestones of up to $175 million and commercial milestones. In addition, the Company is eligible to receive royalties on net sales of the Licensed Products in Japan, of up to mid-20’s percent.

Further, the Company will provide clinical and commercial supply, and development services for joint activities, which are subject to separate remuneration, and which will be recognized as revenue over time as rendering of services or reimbursement revenue, as applicable.

At December 31, 2024, none of the Licensed Products have received marketing authorization in Japan. The Licensed Products (the “IP”) are patent protected, where future activities do not affect their existing stand-alone functionalities. Accordingly, all three licenses are classified as “right-to-use” licenses, with revenue recognized at a point in time, where the licensee is granted access to the IP.

For the year ended December 31, 2023, “Licenses” includes revenue of €63.7 million related to the upfront payment, which is allocated to transfer of the Company’s IP.

No revenue from royalties or milestones has been recognized under the Teijin Agreement.

VISEN

In November 2018, the Company entered into three exclusive license agreements with VISEN. Revenue from collaboration partners and license agreements also includes license income, rendering of services and sale of clinical supply under the VISEN Agreements.

Note 5 – Segment Information

The Company is managed and operated as one business unit. Accordingly, no additional information on business segments or geographical areas is disclosed apart from revenue on geographical areas as disclosed in Note 4, “Revenue.” Revenue is specified on geographical areas according to the location of the customer.

The Company’s intangible assets and property, plant and equipment located by region are specified below:

	Group
(EUR’000)	2024	2023
Intangible assets and property, plant and equipment
Europe (1)	39,640	46,464
North America	63,102	68,589

Total intangible assets and property, plant and equipment	102,742	115,053

(1)	As of December 31, 2024 and December 31, 2023, intangible assets and property, plant and equipment of €27.9 million and €32.9 million, respectively, is located in Denmark, the country of domicile

The Parent Company has no non-current segment assets outside Denmark (domicile country).

Financial Statements	63

Note 6 – Employee costs

	Group		Parent
(EUR’000)	2024	2023	2024	2023
Employee costs
Wages and salaries	173,474	170,278	76,448	70,561
Share-based payment	95,512	66,660	61,038	43,259
Pensions (defined contribution plans)	4,485	4,403	1,766	2,086
Social security costs	15,003	12,877	633	559
Other employee costs	4,061	4,238	2,133	2,605

Total employee costs	292,535	258,456	142,018	119,070

Included in the profit or loss
Cost of sales (1)	16,487	15,748	16,487	15,748
Research and development costs	131,867	127,002	66,073	57,756
Selling, general, and administrative expenses	144,181	115,706	59,458	45,566

Total employee costs	292,535	258,456	142,018	119,070

Average number of employees	892	851	445	404

(1)	Includes employee costs capitalized as part of inventories.

Key Management Personnel comprises the Board of Directors, the Executive Board and Non-executive Senior Management. Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, pensions (defined contributions plans), and share-based compensation. Share-based compensation is elaborated in further details in Note 7, “Share-based Payment.”

Compensation to Key Management Personnel included in total employee costs is summarized below:

	Board of Directors (1)		Executive Board (2)		Non-executive Senior Management
(EUR’000)	2024	2023	2024	2023	2024	2023
Compensation
Wages and salaries	482	543	4,148	4,375	3,286	4,673
Share-based payment	2,169	1,276	18,334	13,243	10,266	9,529
Pensions (defined contribution plans)	—	—	57	54	98	122
Social security costs	—	—	118	103	52	45
Other employee cost	—	—	20	20	25	40

Total compensation	2,651	1,819	22,677	17,795	13,727	14,409

(1)	The Board of Directors comprised six persons in 2024 and six to seven persons 2023.
(2)	The Executive Board comprised four persons in 2024 and 2023.

Note 7 – Share-based Payment

As an incentive to the senior management, other employees, members of the Board and select consultants, Ascendis Pharma A/S has established warrant programs, a RSU program (adopted in December 2021), and a PSU program (adopted in February 2023), which are all classified as equity-settled share-based payment transactions.

Restricted Stock Unit Program

RSUs are granted by the Board in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to members of senior management, certain other employees and certain members of the Board (“RSU-holders”) in accordance with the Company’s RSU Program adopted in December 2021. Further, RSUs may be granted to select consultants. One RSU represents a right for the RSU-holder to receive one ADS of Ascendis Pharma A/S upon vesting if the vesting conditions are met or waived by the Board at its discretion.

Financial Statements	64

Performance Stock Unit Program

PSUs are granted by the Board in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to certain members of senior management (the “PSU-holders”). In addition, PSUs may be granted to other employees, select consultants and members of the Board. PSUs were granted for the first time in March 2023. One PSU represents a right for the PSU-holder to receive one ADS of Ascendis Pharma A/S upon vesting if the vesting conditions are met or waived by the Board at its discretion.

Vesting Conditions

RSUs granted vest over a predetermined service period, and accordingly require RSU-holders to be employed, or provide a specified period of service (“service conditions”). RSUs vest over three years with 1/3 of the RSUs vesting on each anniversary date from the date of grant. RSUs generally cease to vest from the date of termination of employment, or for the Board, termination of board membership, whereas unvested RSUs will lapse.

One PSU represents a right for the PSU-holder to receive one ADS representing ordinary shares of Ascendis Pharma A/S upon vesting. PSUs vest in a manner similar to the service conditions of the RSUs. For the March 2023 PSU grant, in addition to service conditions, vesting is also contingent upon achievement of performance-based targets as determined by the Board, provided that no more than 10% of each tranche may be directly attributable to accomplishment of financial results achieved in the financial year prior to the vesting date. For the March 2024 PSU grant, in addition to service conditions, vesting is also contingent upon achievement of long-term strategic goals as evaluated by the Board no later than two weeks prior to each vesting date. Exceeding performance targets will not result in vesting of more PSUs than 100%, nor will it result in additional grants.

RSUs and PSUs generally cease to vest from the date of termination of employment or board membership, as applicable, whereas unvested RSUs or PSUs will be forfeited. The Board may at its discretion and on an individual basis decide to deviate from the vesting conditions, including deciding to accelerate vesting in the event of termination of employment or board membership, as applicable.

Settlement Options

All RSUs and PSUs are settled at the time of vesting by transfer of treasury shares that are ADSs repurchased in the market. In jurisdictions where the Company is required to withhold and settle tax with the tax authority on behalf of the RSU/PSU-holders, the Company withholds the number of RSUs or PSUs that are equal to the estimated monetary value of the RSU/PSU-holders tax obligation from the total number of RSUs or PSUs that otherwise would have been transferred to the RSU/PSU holder upon vesting. These settlements are presented as “Net settlement under stock incentive programs” in the consolidated statement of equity. The Company may at its sole discretion choose to make a cash settlement instead of delivering ADSs.

Adjustments

RSU-holders and PSU-holders are entitled to an adjustment of the number of RSUs or PSUs granted, in the event of certain corporate changes, including among other events, increases or decreases to the share capital at a price below or above market value, the issuance of bonus shares, and changes in the nominal value of each share. In addition, the RSU and PSU Programs contain provisions to accelerate vesting, or compensate with grant of new equity instruments, in the event of restructuring events including change in control events.

Financial Statements	65

RSU and PSU Activity

The following table specifies the number of RSUs and PSUs granted and outstanding:

	Restricted	Performance
	Stock Units	Stock Units	Total
(Number)
Outstanding at January 1, 2022	148,148	—	148,148
Transferred during the year	(41,685)	—	(41,685)
Forfeited during the year	(23,971)	—	(23,971)

Outstanding at December 31, 2022	82,492	—	82,492

Granted during the year (1)	609,860	112,268	722,128
Settled during the year	(18,132)	—	(18,132)
Transferred during the year	(20,098)	—	(20,098)
Forfeited during the year	(77,497)	(7,245)	(84,742)

Outstanding at December 31, 2023	576,625	105,023	681,648

Granted during the year (1)	717,980	92,655	810,635
Transferred during the year	(212,160)	(35,007)	(247,167)
Forfeited during the year	(88,638)	(6,004)	(94,642)

Outstanding at December 31, 2024	993,807	156,667	1,150,474

Specified by vesting date
2025	384,098	62,304	446,402
2026	384,438	63,478	447,916
2027	225,271	30,885	256,156

Outstanding at December 31, 2024	993,807	156,667	1,150,474

(1)

The fair value of RSUs and PSUs is determined on the basis of the closing ADS price on the grant date. The fair value of one RSU and one PSU at the date of grant was €141.01 and €105.96 for the years ended December 31, 2024 and December 31, 2023, respectively.

Warrant Program

Warrants are granted by the Board in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to all employees, members of the Board and select consultants (“warrant holders”). Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is equal to the fair market value of the Company’s ordinary shares at the time of grant as determined by the Board. Apart from exercise prices, exercise periods and vesting conditions for board members, the programs are similar.

Vesting Conditions

Warrants granted vest over a predetermined service period and require warrant-holders provide a specified period of service. Warrants generally cease to vest from the date of termination. For warrants granted until November 2021, special vesting conditions apply in the event of termination. In relation to board members, the vesting shall cease on the termination date of the board membership regardless of the reason. In relation to consultants, the vesting shall cease on the termination date of the consultancy relationship. The warrant-holder will, however, be entitled to exercise vested warrants in the exercise periods after termination.

In the event that the employment contract is terminated, and the employee has not given the Company good reason to do so, the warrant-holder may keep the right to continued vesting and exercise of warrants as if the employment was still in effect. In such case, any expense not yet recognized for the outstanding warrants is recognized immediately.

Warrants Granted Until November 2021

Warrants granted from 2012 until November 2021, generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant. However, effective from January 2015, certain warrants granted to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

Financial Statements	66

Warrants Granted From December 2021

For warrants granted to employees and consultants, 25% of the warrants vest one year after the date of grant, and the remaining 75% of the warrants granted vest over 36 months, with 1/36 of the warrants vesting per month, from one year after the date of grant.

For warrants granted to board members upon the board members accession, 25% of the warrants granted vest one year after the date of grant, and the remaining 75% of the warrants granted shall vest over 36 months, with 1/36 per month from one year after the date of grant. Regarding subsequent grants of warrants to board members, 50% of the warrants vest one year after the date of grant, and the remaining 50% of the warrants vest over 12 months, with 1/12 per month from one year after the date of grant.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year, within certain periods after publication of earnings data of a fiscal quarter, interim and annual reports, as per each program’s terms and conditions.

Warrants expire ten years after the grant date. Warrants not exercised by the warrant holder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrant-holder. If the warrant-holder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrant-holder’s continued service to the Company at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with the Company should cease without this being attributable to the warrant-holder’s actions or omissions, the warrant-holder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Adjustments

Warrant-holders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes.

Events giving rise to an adjustment include, among other things, increases or decreases to the share capital at a price below or above market value, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.

Warrant Activity

The following table specifies the number and weighted average exercise prices of, and movements in warrants:

		Weighted
		Average
	Warrants	Exercise Price
	(number)	(EUR)
(Number)
Outstanding at January 1, 2023	6,864,011	81.30

Granted during the year	395,275	91.07
Exercised during the year (1)	(555,144)	17.76
Forfeited during the year	(180,358)	115.79

Outstanding at December 31, 2023	6,523,784	86.38

Vested at the reporting date	5,273,056	80.02

Granted during the year	504,105	122.48
Exercised during the year(1)	(682,048)	43.35
Forfeited during the year	(141,719)	107.85

Outstanding at December 31, 2024	6,204,122	93.25

Vested at the reporting date	5,226,643	89.33

(1)	The weighted average share price (listed in $) at the date of exercise was €135.86 and €98.10 for the years ended December 31, 2024 and 2023, respectively.

Financial Statements	67

At December 31, 2024, the Board was authorized to grant up to 2,060,116 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S.

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2024, per grant year.

			Weighted
		Weighted	Average
	Outstanding	Average	Remaining
	Warrants	Exercise	Life
	(number)	Price (EUR)	(months)
Granted before January 1, 2022	5,185,556	89.67	57
Granted in 2022	235,408	100.71	90
Granted in 2023	292,648	90.66	101
Granted in 2024	490,510	122.34	114

Outstanding at December 31, 2024	6,204,122	93.25	65

At December 31, 2024, the exercise prices of outstanding warrants under the Company’s warrant programs range from €11.98 to €145.50 depending on the grant dates.

The range of exercise prices for outstanding warrants was €11.98 to €145.50 for the year ended December 31, 2023. The weighted average remaining life for outstanding warrants was 71 months for the financial year ended December 31, 2023.

Warrant Compensation Costs

Warrant compensation costs are recognized in the statements of profit or loss over the vesting period of the warrants granted.

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes option pricing model with the following assumptions: (1) an exercise price equal to the estimated market price of the Company’s shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk-free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) an expected volatility using the Company’s own share price (from 2021).

The following table summarizes the input to the Black-Scholes option pricing model and the calculated fair values for warrant grants in 2024 and 2023:

	2024	2023
Expected volatility	50%	49-51%
Risk-free interest rate	1.71 - 2.57%	2.40 - 2.97%
Expected life of warrants (years)	6.0	6.0
Weighted average exercise price	€122.48	€91.07
Fair value of warrants granted in the year	€50.86 - 70.39	€37.34 - 52.03

Note 8 – Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by the Company’s independent public accountants and the proportion of each of the fees out of the total amount billed by the accountants.

Financial Statements	68

	Group
(EUR’000)	2024	2023
Principal accountant fees and services
Audit fees	811	739
Audit-related fees	147	—
Tax fees	91	122

Total principal accountant fees and services	1,049	861

Note 9 – Tax on Profit/(Loss) for the Year and Deferred Tax

	Group		Parent
(EUR’000)	2024	2023	2024	2023
Tax on profit/(loss) for the year:
Current tax (expense)/income	(3,289)	(5,377)	—	40
Current tax, adjustments to prior years	(126)	3,904	(40)	(43)
Deferred tax, movement for the year	(2,035)	(1,044)	—	—
Deferred tax, adjustments to prior years	607	(4,786)	—	—

	(4,843)	(7,303)	(40)	(3)

Tax for the year can be explained as follows:
Profit/(loss) before tax	(373,241)	(474,144)	174,740	39,719

Tax at the Danish corporation tax rate of 22%	82,113	104,312	(38,443)	(8,738)

Tax effect of:
Non-deductible costs	(9,740)	(8,494)	(14,900)	(10,644)
Additional tax deductions	3,161	9,077	670	348
Impact from associates	(4,413)	(4,047)	—	—
Prior year adjustments	481	(1,294)	—	—
Other effects including effect of different tax rates	182	(882)	(40)	(43)
Deferred tax asset, not recognized	(76,627)	(105,975)	52,673	19,074

Tax on profit/(loss) for the year	(4,843)	(7,303)	(40)	(3)

Effective tax rate	1.30%	1.54%	0.02%	(0.01)%

	Group		Parent
(EUR’000)	2024	2023	2024	2023
Specification of Deferred Tax Assets/(Liabilities)
Tax deductible losses	434,997	521,697	9,522	102,921
Other temporary differences, assets	164,479	16,256	38,391	3,522
Deferred tax asset, not recognized	(599,476)	(537,953)	(47,913)	(98,635)
Other temporary differences, liabilities	(7,258)	(5,830)	—	(7,808)

Total Deferred Tax Assets/(Liabilities) at December, 31	(7,258)	(5,830)	—	—

At December 31, 2024 a deferred tax liability has been recognized in relation to taxable temporary differences in one jurisdiction, as we do not believe we will have any deductible temporary differences nor tax losses to deduct the taxable difference in, when they are expected to reverse.

Deferred tax assets have not been recognized in the statements of financial position as of December 31, 2024 due to uncertainty relating to future utilization. The deferred tax asset can be carried forward without timing limitations. For parent the deferred tax liabilities can be offset in deferred tax assets within the Danish joint taxation group.

The Company had tax losses carried forward of €1,946.2 million (Parent Company: €43.3 million) and €2,371.3 million (Parent Company: €467.8 million) at December 31, 2024 and December 31, 2023, respectively. Tax losses can be carried forward infinitely, where certain limitations exist for amounts to be utilized each year. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million for each of the years ended December 31, 2024 and 2023, respectively.

Financial Statements	69

The tax losses carried forward at December 31, 2023 (€2,371.3 million) has been reduced with €456.8 million (Parent Company €130.5 million). The reduction is as a consequence of two changes of tax principles made in the Danish tax returns for the taxable year 2023 (filed in June 2024). The changes are related to R&D costs (depreciations) and inventory write-down (cost price). This reduction in tax losses is still available as deferred tax assets, that can be recognized for future utilization; only not as a “Tax deductible losses,” but as “Other temporary differences, assets.”

The Company is entitled to additional tax deductions related to share based payments (Warrants, RSUs and PSUs). Tax deductions can be taken when the warrants and RSUs/PSUs are exercised/transferred. For the year ended December 31, 2024, the Company was entitled to additional tax deductions with a tax value of €21.7 million, (Parent company:€7.5 million) compared to €10.6 million (Parent company: €3.4 million) for the year ended December 31, 2023. These future tax deductions depend on the timing and amounts of warrants/RSUs/PSUs exercises/transfers, and accordingly, future additional tax deductions are subject to uncertainties. Refer to Note 7, “Share-based Payment,” regarding a description of warrant and RSU/PSU programs.

The Company is entitled to additional tax deductions for which deferred tax asset cannot be recognized due the initial recognition exception in IAS 12, “Income Taxes.” For the year ended December 31, 2024, the Company is entitled to additional future tax deduction with a tax value of €11.0 million (parent € 2.5 million), compared to €0.3 million (parent € 0.3 million) for the year ended December 31, 2023. In addition, the Company is entitled to additional tax deductions related to tax credits. Tax credits can be taken in future taxes. For the year ended December 31, 2024, the Company was entitled to additional tax deduction with a tax value of €13.8 million (parent € — million), compared to €8.4 million (parent €— million) for the year ended December 31, 2023.

On May 23, 2023, the IASB issued International Tax Reform—Pillar Two Model Rules—Amendments to IAS 12 which clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements Qualified Domestic Minimum Top-up Taxes. The Company has adopted these amendments; however, they are not applicable for the year ended December 31, 2024, as the Company’s consolidated revenue is currently below the threshold of €750 million.

The Parent Company Ascendis Pharma A/S, is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). The jointly taxed companies are included in the on-account tax scheme.

Note 10 – Intangible Assets

	Group
(EUR’000)	Goodwill	Software	Total
Cost
January 1, 2023	3,495	2,222	5,717
Additions	—	53	53
Transferred	—	21	21

December 31, 2023	3,495	2,296	5,791

Additions	—	76	76

December 31, 2024	3,495	2,372	5,867

Amortization and impairment
January 1, 2023	—	(889)	(889)
Amortization charge	—	(483)	(483)

December 31, 2023	—	(1,372)	(1,372)

Amortization charge	—	(467)	(467)

December 31, 2024	—	(1,839)	(1,839)

Carrying amount
December 31, 2023	3,495	924	4,419

December 31, 2024	3,495	533	4,028

Financial Statements	70

	Parent
		Acquired
		intellectual
(EUR’000)	Software	property	Total
Cost
January 1, 2023	2,222	1,326	3,548
Additions	—	—	—

December 31, 2023	2,222	1,326	3,548

Additions	—	—	—

December 31, 2024	2,222	1,326	3,548

Amortization and impairment
January 1, 2023	(889)	(1,326)	(2,215)
Amortization charge	(444)	—	(444)

December 31, 2023	(1,333)	(1,326)	(2,659)

Amortization charge	(445)	—	(445)

December 31, 2024	(1,778)	(1,326)	(3,104)

Carrying amount
December 31, 2023	889	—	889

December 31, 2024	444	—	444

At the reporting date, no internally generated intangible assets from development of pharmaceutical drug candidates have been recognized. Thus, all related research and development costs incurred for the years ended December 31, 2024, and 2023, were recognized in the statements of profit or loss.

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Ascendis Pharma GmbH was initially a separate technology platform company but is now an integral part of the Company’s research and development activities. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as the Company is considered to represent one cash-generating unit.

The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. The fair value of goodwill has been determined after taking into account the market value of the Company’s ADSs as of the reporting date. The computation of the market value including an estimation of selling costs, significantly exceeded the carrying amount of the net assets, leaving sufficient value to cover the carrying amount of goodwill. Considering the excess value, no further assumptions are deemed relevant to be applied in determining whether goodwill is impaired.

Financial Statements	71

Note 11 – Property, Plant and Equipment

	Group
			Leasehold	Right-of-
	Plant and	Other	Improve-	Use
(EUR’000)	Machinery	Equipment	ments	Assets	Total
Cost
January 1, 2023	24,944	11,203	20,130	119,466	175,743
Additions	2,580	503	228	7,547	10,858
Disposals	(383)	(57)	—	—	(440)
Transferred	504	(21)	(504)	—	(21)
Foreign exchange translation	(209)	(208)	(479)	(3,093)	(3,989)

December 31, 2023	27,436	11,420	19,375	123,920	182,151

Additions	299	951	76	861	2,187
Disposals	(5,995)	(1,635)	—	(89)	(7,719)
Transferred	66	(66)	—	—	—
Foreign exchange translation	127	306	847	5,462	6,742

December 31, 2024	21,933	10,976	20,298	130,154	183,361

Depreciation and impairment
January 1, 2023	(7,584)	(5,023)	(4,497)	(29,544)	(46,648)
Depreciation charge	(2,569)	(1,899)	(2,085)	(11,875)	(18,428)
Impairment charge	(2,869)	(405)	(4,560)	—	(7,834)
Disposals	146	54	—	—	200
Foreign exchange translation	92	98	196	807	1,193

December 31, 2023	(12,784)	(7,175)	(10,946)	(40,612)	(71,517)

Depreciation charge	(2,330)	(1,322)	(1,283)	(12,312)	(17,247)
Disposals	5,296	1,501	—	88	6,885
Foreign exchange translation	(112)	(194)	(556)	(1,906)	(2,768)

December 31, 2024	(9,930)	(7,190)	(12,785)	(54,742)	(84,647)

Carrying amount:
December 31, 2023	14,652	4,245	8,429	83,308	110,634

December 31, 2024	12,003	3,786	7,513	75,412	98,714

The impairment charge for the year ended December 31, 2023, relates to change in activities at one of our R&D sites and is determined according to its estimated value in use. The R&D site is subleased and is recognized as a right-of-use asset with a carrying amount of €11.2 million and €12.5 million as of December 31, 2024 and 2023, respectively.

Depreciation charges are specified below:

	Group
(EUR’000)	2024	2023
Depreciation charges
Cost of sales(1)	3,197	2,509
Research and development costs	7,453	10,296
Selling, general and administrative expenses	6,597	5,623

Total depreciation charges	17,247	18,428

(1)	Includes depreciation charges capitalized as part of inventories.

Financial Statements	72

	Parent
			Leasehold	Right-of-
	Plant and	Other	Improve-	Use
(EUR’000)	Machinery	Equipment	ments	Assets	Total
Cost
January 1, 2023	6,539	2,594	2,991	24,577	36,701
Additions	1,191	—	39	6,107	7,337

December 31, 2023	7,730	2,594	3,030	30,684	44,038

Additions	—	268	76	49	393
Disposals	—	—	—	(88)	(88)

December 31, 2024	7,730	2,862	3,106	30,645	44,343

Depreciation and impairment
January 1, 2023	(268)	(1,845)	(439)	(8,805)	(11,357)
Depreciation charge	(370)	(314)	(288)	(3,295)	(4,267)

December 31, 2023	(638)	(2,159)	(727)	(12,100)	(15,624)

Deprecation charge	(787)	(247)	(296)	(3,588)	(4,918)
Disposals	—	—	—	88	88

December 31, 2024	(1,425)	(2,406)	(1,023)	(15,600)	(20,454)

Carrying amount
December 31, 2023	7,092	435	2,303	18,584	28,414

December 31, 2024	6,305	456	2,083	15,045	23,889

Depreciation charges are specified below:

	Parent
(EUR’000)	2024	2023
Depreciation charges
Cost of sales(1)	3,197	2,509
Research and development costs	1,053	1,128
Selling, general and administrative expenses	668	630

Total depreciation charges	4,918	4,267

(1)	Includes depreciation charges capitalized as part of inventories.

Note 12 – Investments in Associates

The Company’s associates relate to investments in Eyconis (principal place of business; U.S.), and VISEN (principal place of business; China). The Company’s investments in Eyconis and VISEN are accounted for using the equity method in the consolidated financial statements as the Company has determined that it has significant influence over the investments.

In January 2024, the Company announced the formation and launch with Frazier Life Sciences of Eyconis, a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital. As of December 31, 2024, the Company’s present ownership in Eyconis was 41.6%.

In November 2018, the Company entered into three exclusive license agreements with VISEN for the further development and commercialization of TransCon hGH, TransCon PTH and TransCon CNP in Greater China, and as consideration for the granting of such rights has received a 50.0% ownership of VISEN’s issued and outstanding shares. As of December 31, 2024, the Company’s present ownership in VISEN was 43.9%.

The aggregated profit or loss, total comprehensive income, transactions and outstanding balances with associates as of December 31, 2024 and 2023 were as follows.

Financial Statements	73

	Group
(EUR’000)	2024	2023
Statement of profit or (loss)
Profit/(loss) for the year from continuing operations	(59,235)	(41,873)

Total comprehensive income	(59,218)	(41,859)

Transactions and outstanding balances as of December 31
Invoicing of goods and services to associates	18,225	15,026

Trade receivables from associates	1,759	991

Contract liabilities	5,936	7,133

Note 13 – Inventories

Inventories are specified below:

	Group and Parent
(EUR’000)	2024	2023
Inventories
Raw materials and consumables	17,596	18,566
Work in progress	235,688	171,030
Finished goods	42,325	19,335

Total inventories	295,609	208,931

Due to production lead time, work in progress includes inventories that are not sellable before more than twelve months after the reporting date.

Inventories were reduced by write-downs of €15.7 million and €22.9 million for the years ended December 31, 2024 and 2023 respectively, which include write-downs on pre-launch inventories.

Note 14 – Contract Liabilities

At December 31, 2024, contract liabilities comprise unsatisfied performance obligations related to delivery of commercial supply under one of the Company’s license agreements. Non-current contract liabilities are expected to be recognized as revenue within 1-2 years.

Revenue recognized from contract liabilities were €1.4 million (Parent Company: €— million) and €13.3 million (Parent Company: €— million) for the years ended December 31, 2024 and 2023, respectively, and primarily related to delivery of clinical supply and research and development services.

Note 15 – Provisions

Development in provisions is specified below:

	Group	Parent
(EUR’000)	2024
Provisions
January 1	32,719	—
Additions related to prior years	4,684	—
Net additions for the year	57,284	114
Foreign exchange translation	4,462	—

December 31	99,149	114

Financial Statements	74

Note 16 – Financial Assets and Liabilities

Financial assets and liabilities comprise the following:

(EUR’000)	Group		Parent
	2024	2023	2024	2023
Financial assets by category
Trade receivables	166,280	35,874	120,643	—
Receivables from group enterprises	—	—	2,020,428	1,759,806
Other receivables (excluding indirect tax receivables)	3,964	3,909	3,035	3,111
Marketable securities	—	7,275	—	7,275
Cash and cash equivalents	559,543	392,164	492,174	263,909

Financial assets measured at amortized cost	729,787	439,222	2,636,280	2,034,101

Total financial assets	729,787	439,222	2,636,280	2,034,101

Classified in the statement of financial position
Non-current assets	2,317	2,127	1,993,653	1,761,231
Current assets	727,470	437,095	642,627	272,870

Total financial assets	729,787	439,222	2,636,280	2,034,101

Financial liabilities by category
Borrowings
Convertible senior notes	458,207	407,095	458,207	407,095
Royalty funding liabilities	305,379	138,377	—	—
Lease liabilities	93,030	98,793	12,396	15,187
Trade payables and accrued expenses	96,394	94,566	84,117	85,784
Payables to group enterprises	—	—	2,085	—
Other liabilities (excluding indirect tax and employee related payables)	311	—	—	—

Financial liabilities measured at amortized cost	953,321	738,831	556,805	508,066

Derivative liabilities	150,670	143,296	150,670	143,296

Financial liabilities measured at fair value through profit or loss	150,670	143,296	150,670	143,296

Total financial liabilities	1,103,991	882,127	707,475	651,362

Classified in the statement of financial position
Non-current liabilities	365,080	222,996	9,223	12,011
Current liabilities	738,911	659,131	698,252	639,351

Total financial liabilities	1,103,991	882,127	707,475	651,362

Finance income and expenses are specified below:

(EUR’000)	Group		Parent
	2024	2023	2024	2023
Finance income
Interest income	14,361	16,857	11,812	15,096
Interest income from group enterprises	—	—	82,361	37,313
Remeasurement gain of financial liabilities	11,248	14,654	—	14,654
Foreign exchange translation (net)	—	12,346	—	10,561

Total finance income	25,609	43,857	94,173	77,624

Finance expenses
Interest expenses	65,504	44,065	36,493	34,714
Interest expenses to group enterprises	—	—	13	—
Remeasurement loss of financial liabilities	7,374	—	7,374	—
Foreign exchange translation (net)	27,149	—	1,687	—

Total finance expenses	100,027	44,065	45,567	34,714

Interest income and interest expenses relate to financial assets and liabilities measured at amortized cost. Net exchange rate gains and losses primarily relate to U.S. Dollar/Euro fluctuations pertaining to the Company’s cash, cash equivalents, marketable securities and borrowings.

Financial Statements	75

Borrowings

Convertible Senior Notes

In March 2022, the Company issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes. The net proceeds from the offering of the convertible notes were $557.9 million (€503.3 million), after deducting the initial purchasers’ discounts and commissions, and transaction costs. The convertible notes rank equally in right of payment with all future senior unsecured indebtedness. Unless earlier converted or redeemed, the convertible notes will mature on April 1, 2028.

The convertible notes accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2022. At any time before the close of business on the second scheduled trading day immediately before the maturity date, noteholders may convert their convertible notes at their option into the Company’s ordinary shares represented by ADSs, together, if applicable, with cash in lieu of any fractional ADS, at the then-applicable conversion rate. The initial conversion rate is 6.0118 ADSs per $1,000 principal amount of convertible notes, which represents an initial conversion price of $166.34 per ADS. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events.

The convertible notes will be optionally redeemable, in whole or in part (subject to certain limitations), at the Company’s option at any time, and from time to time, on or after April 7, 2025, but only if the last reported sale price per ADS exceeds 130% of the conversion price on each of (i) at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related optional redemption notice; and (ii) the trading day immediately before the date the Company sends such notice.

Royalty Funding Liabilities

The Company has entered into capped synthetic royalty funding agreements with Royalty Pharma (the “Purchaser”), which is presented as royalty funding liabilities, and represents the Company’s contractual obligations to pay a predetermined percentage of future commercial revenue until reaching a predetermined multiple of proceeds received, according to the detailed provisions of the synthetic royalty funding agreements.

YORVIPATH Agreement

In September 2024, the Company entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Yorvipath Agreement”) with the Purchaser. The net proceeds were $148.2 million (€134.2 million) after deducting offering expenses.

Under the terms of the Royalty Pharma Yorvipath Agreement, the Company received an upfront payment of $150.0 million (the “Yorvipath Purchase Price”) in exchange for a 3% royalty on net revenue from sales of YORVIPATH in the U.S. (the “Yorvipath Revenue Payments”). The Yorvipath Revenue Payments to the Purchaser will cease upon reaching a multiple of the Yorvipath Purchase Price of 2.0 times, or 1.65 times if the Purchaser receives Yorvipath Revenue Payments in that amount by December 31, 2029.

The Royalty Pharma Yorvipath Agreement includes a buy-out option, which provides the Company with the right to settle all outstanding liabilities at any time by paying a buy-out amount equal to 2.0 times the Yorvipath Purchase Price minus the Yorvipath Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice. However, if the buy-out notice is provided on or prior to September 30, 2028, and the Company has paid the Purchaser, Yorvipath Revenue Payments equal to the Yorvipath Purchase Price as of the date of the buy-out notice, then the buy-out amount is equal to 1.65 times the Yorvipath Purchase Price minus the Yorvipath Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice.

SKYTROFA Agreement

In September 2023, the Company entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Skytrofa Agreement”) with the Purchaser. The net proceeds were $146.3 million (€136.3 million) after deducting offering expenses.

Financial Statements	76

Under the terms of the Royalty Pharma Skytrofa Agreement, the Company received an upfront payment of $150.0 million (the “Skytrofa Purchase Price”) in exchange for a 9.15% royalty on net revenue from sales of SKYTROFA in the U.S., beginning on January 1, 2025 (the “Skytrofa Revenue Payments”). The Skytrofa Revenue Payments to the Purchaser will cease upon reaching a multiple of the Skytrofa Purchase Price of 1.925 times, or 1.65 times if the Purchaser receives Skytrofa Revenue Payments in that amount by December 31, 2031.

The Royalty Pharma Skytrofa Agreement includes a buy-out option, which provides the Company with the right to settle all outstanding liabilities at any time by paying a buy-out amount equal to 1.925 times the Skytrofa Purchase Price minus the Skytrofa Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice. However, if the buy-out notice is provided on or prior to December 31, 2028, and the Company has paid the Purchaser, Skytrofa Revenue Payments equal to the Skytrofa Purchase Price as of the date of the buy-out notice, then the buy-out amount is equal to 1.65 times the Skytrofa Purchase Price minus the Skytrofa Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice.

Leases

The Company primarily leases office and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. In order to improve flexibility to the Company’s operations, lease arrangements may provide the Company with option to extend the lease or terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options are up to five years, in addition to the non-cancellable periods.

The following expenses related to lease activities were recognized in the statements of profit or loss:

	Group		Parent
(EUR’000)	2024	2023	2024	2023
Lease expenses
Depreciation	12,312	11,875	3,588	3,295
Short term leases and leases of low value assets	285	353	78	164
Lease interest	3,303	3,581	376	425

Total lease expenses	15,900	15,809	4,042	3,884

In February 2022, the Company entered into a facility lease in Germany with an enforceable lease term of 15 years, and comprises total lease cash-outflows of €81.1 million. In addition, in December 2024, the Company entered into additional leases in Denmark with enforceable lease terms of 12 years with option to terminate earlier and comprise total lease cash-outflows of €16.2 million if not terminated earlier. The leases are expected to commence in 2025.

Financial Statements	77

Financing Activities

The development in borrowings related to financing activities is specified below:

	Group
		Cash payments		Non-cash items
(EUR’000)	Beginning of year	Repayments	Net proceeds	Additions/ (disposals)	Remeasure- ments	Accretion of interest	Foreign exchange translation	End of year
Financing activities December 31, 2024
Borrowings (excluding lease liabilities)	545,472	(11,819)	134,158	—	(11,248)	62,116	44,907	763,586
Lease liabilities	98,793	(14,677)	—	861	—	3,303	4,750	93,030

Total financing activities	644,265	(26,496)	134,158	861	(11,248)	65,419	49,657	856,616

December 31, 2023
Borrowings (excluding lease liabilities)	399,186	(12,054)	136,256	—	—	40,386	(18,302)	545,472
Lease liabilities	109,191	(14,006)	—	2,973	—	3,581	(2,946)	98,793

Total financing activities	508,377	(26,060)	136,256	2,973	—	43,967	(21,248)	644,265

	Parent
		Cash payments		Non-cash items
(EUR’000)	Beginning of year	Repayments	Net proceeds	Additions/ (disposals)	Remeasure- ments	Accretion of interest	Foreign exchange translation	End of year
Financing activities December 31, 2024
Borrowings (excluding lease liabilities)	407,095	(11,819)	—	—	—	36,116	26,815	458,207
Lease liabilities	15,187	(3,216)	—	49	—	376	—	12,396

Total financing activities	422,282	(15,035)	—	49	—	36,492	26,815	470,603

December 31, 2023
Borrowings (excluding lease liabilities)	399,186	(12,054)	—	—	—	34,227	(14,264)	407,095
Lease liabilities	16,312	(3,085)	—	1,535	—	425	—	15,187

Total financing activities	415,498	(15,139)	—	1,535	—	34,652	(14,264)	422,282

Financial Statements	78

Derivative Liabilities

Derivative liabilities relate to the foreign currency conversion option embedded in the convertible notes.

Fair value cannot be measured based on quoted prices in active markets or other observable inputs and accordingly, derivative liabilities are measured by using the Black-Scholes option-pricing model. Fair value of the option is calculated, applying the following assumptions: (1) conversion price; (2) the Company’s share price; (3) maturity of the option; (4) a risk-free interest rate equaling the effective interest rate on a U.S. government bond with the same lifetime as the maturity of the option; (5) no payment of dividends; and (6) an expected volatility using the Company’s share price (49.6% and 50.5% as of December 31, 2024 and December 31, 2023, respectively).

For additional description of fair values, refer to the following section “Fair Value Measurement.”

Sensitivity Analysis

On December 31, 2024, all other inputs and assumptions held constant, a 10% relative increase in volatility, will increase the fair value of derivative liabilities by approximately €15.0 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% relative decrease in volatility indicates the opposite impact.

Similarly, on December 31, 2024, all other inputs and assumptions held constant, a 10% increase in the share price, will increase the fair value of derivative liabilities by approximately €30.8 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% decrease in the share price indicates the opposite impact.

Fair Value Measurement

Because of the short-term maturity for cash and cash equivalents, receivables and trade payables, their fair value approximate carrying amount. Fair value compared to carrying amount of marketable securities, convertible notes, royalty funding liabilities and derivatives and their level in the fair value hierarchy is summarized in following table, where;

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

	Group
	2024		2023
(EUR’000)	Carring Amount	Fair Value	Carring Amount	Fair Value	Fair Value Level
Financial assets					(1-3)
Marketable securities	—	—	7,275	7,266	1

Financial assets measured at amortized cost	—	—	7,275	7,266

Financial liabilities
Convertible senior notes	458,207	438,288	407,095	385,410	3
Royalty funding liabilities	305,379	305,673	138,377	143,975	3

Financial liabilities measured at amortized cost	763,586	743,961	545,472	529,385

Derivative liabilities	150,670	150,670	143,296	143,296	3

Financial liabilities measured at fair value through profit or loss	150,670	150,670	143,296	143,296

Financial Statements	79

	Parent
	2024		2023
(EUR’000)	Carring Amount	Fair Value	Carring Amount	Fair Value	Fair Value Level
Financial assets					(1-3)
Marketable securities	—	—	7,275	7,266	1

Financial assets measured at amortized cost	—	—	7,275	7,266

Financial liabilities
Convertible senior notes	458,207	438,288	407,095	385,410	3

Financial liabilities measured at amortized cost	458,207	438,288	407,095	385,410

Derivative liabilities	150,670	150,670	143,296	143,296	3

Financial liabilities measured at fair value through profit or loss	150,670	150,670	143,296	143,296

The following table specifies movements in level 3 fair value measurements:

	Group and Parent
(EUR’000)	2024	2023
Derivative liabilities
January 1	143,296	157,950
Remeasurement recognized in financial income or expense	7,374	(14,654)

December 31	150,670	143,296

Note 17 – Financial Risk Management

The Company manages capital to ensure that all group enterprises will be able to continue as a going concern while maximizing the return to shareholders through the optimization of debt and equity balances.

Capital Structure

The Company’s capital structure consists of equity and external debt obtained through issuance of convertible notes and royalty funding liabilities. The Company is not subject to any contractually imposed capital requirements or financial covenants. The capital structure is reviewed on an ongoing basis for the adequacy of the Company’s capital compared to the resources required for carrying out ordinary activities.

Development in the Company’s share capital and treasury shares reserves are described in the following sections. Other equity reserves are described in Note 2, “Summary of Material Accounting Policies.”

Share Capital

The share capital of Ascendis Pharma A/S consists of 60,689,487 fully paid shares at a nominal value of DKK 1, all in the same share class, and which includes 845,887 ordinary shares represented by ADSs held by Ascendis Pharma A/S.

The development in outstanding shares of the Company was as follows:

(EUR’000)	2024	2023	2022	2021	2020
Changes in share capital
January 1	57,707,439	57,152,295	56,937,682	53,750,386	47,985,837
Increase through cash contributions	2,982,048	555,144	214,613	3,187,296	5,764,549

December 31	60,689,487	57,707,439	57,152,295	56,937,682	53,750,386

Financial Statements	80

Treasury Shares Reserve

The development in holding of treasury shares was as follows:

	Nominal value	Holding	Holding in % of total outstanding shares
	(EUR’000)	(Number)
Treasury shares
January 1, 2023	149	1,113,152
Transferred under stock incentive programs	(3)	(20,098)

December 31, 2023	146	1,093,054	1.9%

Transferred under stock incentive programs	(33)	(247,167)

December 31, 2024	113	845,887	1.4%

Financial Risk Management Objectives

The Company regularly monitors the access to domestic and international financial markets, manages the financial risks relating to its operations, and analyzes exposures to risk, including market risk, such as foreign currency risk and interest rate risk, credit risk and liquidity risk.

The Company’s financial risk exposure and risk management policies are described in the following sections.

Market Risk

The Company’s activities expose the group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. Derivative financial instruments are not applied to manage exposure to such risks.

Foreign Currency Risk Management

The Company is exposed to foreign currency exchange risks arising from various currency exposures, primarily with respect to the U.S. Dollar (“USD”). Foreign currency exchange risks to the USD are unchanged to prior year, and primarily relate to sales and purchases in foreign currencies, convertible notes and royalty funding liabilities, countered by cash and cash equivalents. The exposure from foreign currency exchange risks is managed by maintaining cash positions in the currencies in which the majority of future expenses are denominated, and payments are made from those reserves.

Foreign Currency Sensitivity Analysis

The following table details how a strengthening of the USD against the EUR would impact profit or loss, and equity before tax at the reporting date. A similar weakening of the USD would have the opposite effect. A positive number indicates an increase in profit or loss and equity before tax, while a negative number indicates the opposite. The sensitivity analysis is deemed representative of the inherent foreign currency exchange risk associated with the operations.

	Group
	Hypothetical impact on consolidated financial statements
(EUR’000)	Nominal position	Increase in foreign currency exchange rate	Profit/(loss) before tax	Equity before tax
USD/EUR
December 31, 2024	(735,064)	10%	(73,506)	(73,506)
December 31, 2023	(369,091)	10%	(36,909)	(36,909)

Financial Statements	81

	Parent
	Hypothetical impact on separate financial statements
(EUR’000)	Nominal position	Increase in foreign currency exchange rate	Profit/(loss) before tax	Equity before tax
USD/EUR
December 31, 2024	(374,691)	10%	(37,469)	(37,469)
December 31, 2023	(403,063)	10%	(40,306)	(40,306)

Interest Rate Risk Management

Outstanding convertible notes comprise a 2.25% coupon fixed rate structure. Further, the effective interest rate on royalty funding liabilities is estimated at initial recognition and takes into account anticipated amount and timing of future cash flows, which further depends on future commercial revenue forecasts and the probability of exercising the embedded buy-out option. Material changes to anticipated future cash flows could potentially increase or decrease future interest expense. In addition, the interest rate on lease liabilities is fixed at the lease commencement date.

Future indebtedness, including those related to lease arrangements, if any, may be subject to higher interest rates. In addition, future interest income from interest-bearing bank deposits may fall short of expectations due to changes in interest rates.

Derivative liabilities are measured at fair value through profit or loss. Since the fair value is exposed from the development in interest rates, the profit or loss is exposed to volatility from such development. The effects of interest rate fluctuations are not considered a material risk to the Company’s financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

The Company has adopted an investment policy with the primary purpose of preserving capital, fulfilling liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. This investment policy establishes minimum ratings for institutions with which the Company holds cash and cash equivalents, as well as rating and concentration limits for marketable securities held.

The exposure to credit risk primarily relates to cash and cash equivalents. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with minimum credit-ratings of A3/A- assigned by international credit-rating agencies. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk. In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits may be placed into investment grade rated marketable securities. The Company’s investment policy, approved by the Board, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. Accordingly, the risk from probability of default is low. On each reporting date, the risk of expected credit loss on bank deposits and marketable securities, if any, including the hypothetical impact arising from the probability of default is considered in conjunction with the expected loss caused by default by banks or securities with similar credit-ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.

At the reporting dates, there are no significant overdue trade receivable balances. As a result, write-down to accommodate expected credit-losses is not deemed material.

Liquidity Risk Management

Historically, the risk of insufficient funds has been addressed through proceeds from sale of the Company’s securities in private and public offerings, through issuance of convertible notes in 2022, and through royalty funding liabilities in 2024 and 2023.

Financial Statements	82

Liquidity risk is managed by maintaining adequate cash reserves and banking facilities. The risk of shortage of funds is monitored, using a liquidity planning tool, to ensure sufficient funds are available to settle liabilities as they fall due. Besides long term deposits on leases, the Company’s financial assets are recoverable within twelve months after the reporting date.

Maturity Analysis

The following table summarizes maturity analysis (on an undiscounted basis) for non-derivative financial liabilities recognized in the consolidated statements of financial position:

	Group
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
Financial liabilities
December 31, 2024
Borrowings (excluding lease liabilities)	32,303	1,027,558	13,660	1,073,521	763,586
Lease liabilities	15,482	52,007	39,127	106,616	93,030
Trade payables, accrued expenses and other liabilities	96,705	—	—	96,705	96,705

Total financial liabilities	144,490	1,079,565	52,787	1,276,842	953,321

	Group
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
Financial liabilities
December 31, 2023
Borrowings (excluding lease liabilities)	11,708	742,925	42,397	797,030	545,472
Lease liabilities	14,385	51,426	49,056	114,867	98,793
Trade payables, accrued expenses and other liabilities	94,566	—	—	94,566	94,566

Total financial liabilities	120,659	794,351	91,453	1,006,463	738,831

	Parent
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
Financial liabilities
December 31, 2024
Borrowings (excluding lease liabilities)	12,453	584,603	—	597,056	458,207
Lease liabilities	3,203	6,532	3,814	13,549	12,396
Payables to group enterprises	2,085	—	—	2,085	2,085
Trade payables, accrued expenses and other liabilities	84,117	—	—	84,117	84,117

Total financial liabilities	101,858	591,135	3,814	696,807	556,805

Financial Statements	83

	Parent
(EUR’000)	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
Financial liabilities
December 31, 2023
Borrowings (excluding lease liabilities)	11,708	561,340	—	573,048	407,095
Lease liabilities	3,206	8,607	4,905	16,718	15,187
Trade payables, accrued expenses and other liabilities	85,784	—	—	85,784	85,784

Total financial liabilities	100,698	569,947	4,905	675,550	508,066

“Borrowings (excluding lease liabilities)” comprise convertible notes and royalty funding liabilities. Further details regarding classification of convertible notes as current liabilities in the consolidated statement of financial position are provided in Note 2, “Summary of Material Accounting Policies,” section “New and Amended IFRS Accounting Standards and Interpretations.” Expected maturity for royalty funding liabilities is based on anticipated amount and timing of future revenue from sale of commercial products. Further details regarding the payment structure of the royalty funding agreements are provided above.

Note 18 – Commitments and Contingencies

Contractual commitments for the acquisition of property, plant and equipment were €0.3 million and €1.2 million for the years ended December 31, 2024 and 2023, respectively. Further, with certain suppliers, the Company has agreed minimum commitments related to the manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Cost of product supply is recognized when the Company obtains control of the goods. In addition, the Company has commitments related to short-term leases and leases of low value assets, contracts of various lengths in respect of research and development with CROs, and IT and facility related services. Costs relating to those commitments are recognized as services are received.

The Company is not aware of any significant legal claims or disputes.

The Parent company is jointly registered for VAT purposes with its Danish subsidiaries and is jointly liable for the payment thereof.

Letter of Support – Parent Company

The Parent Company has provided letters of support to its five wholly-owned subsidiaries Ascendis Pharma Ophthalmology Division A/S, Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S, Ascendis Pharma Growth Disorders A/S and Ascendis Pharma Oncology Division A/S.

At December 31, 2024, Ascendis Pharma Ophthalmology Division A/S, Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S, Ascendis Pharma Growth Disorders A/S and Ascendis Pharma Oncology Division A/S reported negative net assets of €31.9 million, €896.8 million, €507.2 million, €498.0 million and €391.5 million, respectively. To support the five companies, the Parent Company has confirmed the technical and financial support that it has committed and further will commit for the period until at least June 30, 2026.

Ascendis Pharma A/S undertakes to make all reasonable technical efforts to support the companies to conduct all pre-clinical, manufacturing, clinical and regulatory activities with their product candidates for the period. In addition, Ascendis Pharma A/S undertakes to provide the companies with the necessary funds to ensure that the companies can conduct their activities for the period in compliance with Danish company regulation and to ensure that the companies can meet their financial obligations as they fall due during the period.

Financial Statements	84

Applied Exception - Subsidiary

Ascendis Pharma Bone Disease A/S has prepared its statutory financial statements for 2024 pursuant to section 78(a) of the Danish Financial Statements Act, thereby reporting under the requirements for enterprises of reporting class B instead of reporting class C medium.

Note 19 – Related Party Transactions

The Board of Directors, the Executive Board and non-executive Senior Management (“Key Management Personnel”) are considered related parties as they have authority and responsibility for planning and directing the Company’s operations. Related parties also include undertakings in which such individuals have a controlling or joint controlling interest. Additionally, all group enterprises and associates are considered related parties.

Neither the Company’s related parties nor major shareholders hold a controlling, joint controlling, or significant interest in the Group.

The Company has entered into employment agreements with and issued warrants, RSUs and PSUs to Key Management Personnel. In addition, the Company pays fees for board tenure and board committee tenure to the independent members of the Board of Directors. For further details, refer to Note 6, “Employee Costs.” Indemnification agreements have been entered with members of the Board of Directors, the Executive Board and Non-executive Senior Management.

Transactions between the parent company and group enterprises comprise management and license fees, research and development services, administration services and clinical and commercial supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with the associates are disclosed in Note 12, “Investments in Associates.”

In addition, the parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries, where the current Danish corporation tax is allocated between the jointly taxed Danish companies. For further details, refer to Note 9, “Tax on Profit/(Loss) for the Year and Deferred Tax.”

Except for the information disclosed above, the Company has not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

Transactions with subsidiaries are specified below:

	Parent
(EUR’000)	2024	2023
Rendering of services	252,443	243,002
Sale of products	47,540	54,710
Milestone payments	10,000	5,000

Total revenue	309,983	302,712

Milestone payments (expenses)	—	(100)
License expenses	(100)	(100)
Purchase of services	(28,901)	(56,161)

Total expenses	(29,001)	(56,361)

Interest income	82,361	37,313
Interest expenses	(13)	—

Net financial income	82,348	37,313

Financial Statements	85

Note 20 – Investments in Group Enterprises

Ascendis Pharma A/S’s (parent company) investments in Group enterprises at December 31, 2024, comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma Endocrinology GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma Endocrinology, Inc.	USA	100%
Ascendis Pharma Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%
Ascendis Pharma Europe A/S	Denmark	100%
Ascendis Pharma UK Limited	United Kingdom	100%
Ascendis Pharma Iberia S.L.	Spain	100%
Ascendis Pharma France SASU	France	100%
Ascendis Pharma Italia SRL	Italy	100%
Ascendis Pharma Sverige AB	Sweden	100%
Ascendis Pharma Switzerland GmbH	Switzerland	100%

Associate	Domicile	Ownership
VISEN Pharmaceuticals	Cayman Island	43.9%
Eyconis, Inc.	USA	41.6%

Financial Statements	86

Note 21 – Ownership

The following investors, or groups of affiliated investors, are known by us to beneficially own more than 5% of the Company’s outstanding ordinary shares at December 31, 2024:

•	Entities affiliated with RA Capital Management, LLC, USA

•	Westfield Capital Management Company, L.P., USA

•	Entities affiliated with FMR LLC, USA

•	Avoro Capital Advisors LLC, USA

•	Entities affiliated with Artisan Partners LP, USA

•	Entities affiliated with Janus Henderson Group plc, United Kingdom

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 22 – Subsequent Events

No events have occurred after the reporting date that would influence the evaluation of these financial statements.